AR/S

03016122

TEXAS INSTRUMENTS INCORPORATED

2002 Annual Report

P.E.
12/31/02

GAAP Income Statement Selected Items*

(In millions of dollars, except per-share amounts)

	2001	2002
Net revenue	$ 8,201	**$ 8,383**
Cost of revenue	5,824	**5,313**
Gross profit	2,377	**3,070**
Gross profit % of revenue	29.0%	**36.6%**
Research and development (R&D)	1,598	**1,619**
R&D % of revenue	19.5%	**19.3%**
Selling, general and administrative (SG&A)	1,361	**1,163**
SG&A % of revenue	16.6%	**13.9%**
Profit (loss) from operations	(582)	**288**
Operating income (loss) % of revenue	(7.1)%	**3.4%**
Other income (expense) net	217	**(577)**
Interest on loans	61	**57**
Income (loss) before income taxes	(426)	**(346)**
Provision (benefit) for income taxes	(225)	**(2)**
Net income (loss)	$ (201)	**$ (344)**
Diluted earnings (loss) per common share	$ (.12)	**$ (.20)**
Weighted average shares (millions)	1,735	**1,733**

Pro Forma** Income Statement Selected Items

(In millions of dollars, except per-share amounts)

	2001	2002
Net revenue	$ 8,201	**$ 8,383**
Cost of revenue	5,539	**5,252**
Gross profit	2,662	**3,131**
Gross profit % of revenue	32.5%	**37.3%**
Research and development (R&D)	1,522	**1,567**
R&D % of revenue	18.6%	**18.7%**
Selling, general and administrative (SG&A)	1,136	**1,124**
SG&A % of revenue	13.9%	**13.4%**
Profit from operations	4	**440**
Operating income % of revenue	0.0%	**5.2%**
Other income (expense) net	206	**43**
Interest on loans	61	**57**
Income before income taxes	149	**426**
Provision (benefit) for income taxes	(56)	**39**
Pro forma income	$ 205	**$ 387**
Pro forma earnings per common share	$ .12	**$ .22**
Weighted average shares (millions)	1,781	**1,767**

*See Financial Statements for complete statements and notes.

**Pro forma supplemental income information is prepared by beginning with the Consolidated Statement of Operations, which complies with U.S. generally accepted accounting principles (GAAP), and then excluding amortization of acquisition-related costs, purchased in-process R&D costs, special charges and gains, and income-tax adjustments. The effect of these amounts is partially offset, as appropriate, by their allocated profit sharing and income tax effects.

See "Reconciliation from GAAP to Pro Forma" following the Financial Statements.



TI CHAIRMAN, PRESIDENT
& CHIEF EXECUTIVE OFFICER
TOM ENGIBOUS

To our shareholders



Revenue
(In billions)
$ 10
8
6
4
2
0
2001 2002



Revenue Growth vs.
Year-Ago Quarter
% 30
20
10
0
- 10
- 20
- 30
1Q02 2Q02 3Q02 4Q02

2002 was a year of rebuilding momentum following the semiconductor industry's worst-ever downturn. While the company and this industry are still in the early stages of recovery, TI made excellent progress in growing revenue, increasing margins, ramping state-of-the-art manufacturing capabilities and developing products that established new industry benchmarks for high performance and low power consumption.

Significantly, TI increased its share of the total semiconductor market. Most important, we gained share in DSP, one of the industry's fastest-growing segments, and Analog, the industry's largest segment. Both of these are focus areas for TI's signal processing strategy.

TI's other business segments, Sensors & Controls and Educational & Productivity Solutions (E&PS), both set annual records for profits. In each of the last six years, both businesses have steadily increased their operating margin.

TI began the year with first-quarter revenue down 28 percent compared with the year-ago period. But we closed the year with 20 percent growth in the final quarter versus the year-ago period. Pro forma operating profit increased at a much higher rate than revenue, which provides early and hard evidence that incremental revenue growth should turn into significant profit gains as we move into an upturn. This success reflects TI's higher factory utilization levels in 2002 following our decision in 2001 to reduce inventory.

I want to make it clear as 2003 gets under way that significant challenges remain as the overall economy is anemic and uncertainties abound. Even so, I believe TI's products are introducing entirely new levels of functionality that will help to drive prolonged and robust growth in the electronics marketplace.

The mobile Internet is just getting off the ground with color-screen multimedia cell phones that can send and receive data, audio, images and even video. Broadband is gaining traction as consumers embrace the rich Internet content available through



Cash Flow
(In billions)
$ 2.5
2.0
1.5
1.0
0.5
0.0
2001
2002
Cash Flow from Operations
Free Cash Flow



Operating Profit (Pro Forma)
(In millions)
$ 500
400
300
200
100
0
2001
2002



Capital Expenditures/Depreciation
(In billions)
$ 2.0
1.5
1.0
0.5
0
2001
2002
2003E
Capital Expenditures
Depreciation

high-speed DSL and cable modems, and extend connectivity throughout their homes with convenient wireless networks. The consumer electronics industry is ripe for growth as new technologies in digital audio and video combine with wireless capabilities to enable a broad range of compelling new products. Signal processing with DSP and Analog semiconductors is the catalyst for innovation and growth in each of these markets and many others with outstanding potential.

In 2002, the people of TI never lost their focus on the opportunities ahead. Through their efforts, TI was able to announce a host of new products that offer new levels of performance and power efficiency for a wide range of end markets. And we began volume production in next-generation, state-of-the-art manufacturing processes. TI's ability to push ahead with these strategic initiatives despite weak macroeconomic conditions is a direct result of the company's strong financial position.

FINANCIAL STRENGTH

TI's cash flow from operations in 2002 was nearly $2 billion. Free cash flow (cash flow from operations minus capital expenditures) exceeded $1 billion. Our total cash position (cash and cash equivalents plus short- and long-term cash investments) increased to more than $4 billion by the end of 2002, up almost $800 million during the course of the year.

GAAP operating profit increased more than $800 million, and pro forma operating profit increased by more than $400 million.

All in all, I'm pleased with the degree of TI's rebound from the downturn. Each of TI's business segments performed well in challenging times. Let's review each in turn.

SEMICONDUCTOR

The excess inventory problems at TI's customers that exacerbated the downturn in 2001 have been generally resolved, and TI's shipments are now essentially tracking with the end-equipment sales of our customers. Following our aggressive inventory reduction in 2001, TI's Semiconductor factory loadings began to recover in 2002, which generated significant gains in profitability.

In addition, we were able to lower capital expenditures in 2002, having invested heavily in the development of state-of-the-art manufacturing capabilities in 2000 and 2001. Our manufacturing focus in 2002 was on bringing these new capabilities on-line, ramping to volume production and maximizing performance.

Three of TI's factories are now in volume production of chips using advanced 130-nanometer manufacturing technology. By year-end, TI had shipped more than 10 million chips across 15 different product lines in this process. We believe this is the broadest deployment of 130-nanometer technology in the industry. This advanced process benefits both customers and TI because it increases chip performance, decreases power consumption and reduces TI's cost per chip.

To maintain TI's manufacturing leadership, we unveiled our roadmap for an even more advanced 90-nanometer manufacturing process. Very early in 2003, we shipped customer samples of the industry's first 90-nanometer digital baseband. This cutting-edge process will let TI pack more than 400 million transistors onto a single chip, and we'll be able to mix transistors that are tuned for different functions such as high performance, low power and analog on the same piece of silicon.



Signal Processing Revenue
(In billions)
$ 6
4
2
0
2001 2002
DSP
Analog



Wireless Revenue
(In billions)
$ 2.5
2.0
1.5
1.0
0.5
0
2001 2002
2.5G Handsets
Other

Wireless: TI's wireless revenue grew 45 percent for the year, reflecting our success with advanced products for multimedia cell phones as well as solid growth in TI's chipset solutions.

Our chipsets are used by a variety of customers and increase the content of our DSP and Analog products in each phone. A chipset includes the DSP-based digital baseband, which is the electronic brain of a cell phone, as well as the analog baseband, power management, radio frequency (RF) and protocol stack software. This leaves just commodity memory and a power amplifier for customers to purchase from other semiconductor companies.

Consumers upgraded to advanced handsets at a higher rate in 2002 as they opted for devices with color screens, mobile games and multimedia messaging capabilities. TI's solutions for new, multimedia cell phones, known as 2.5G, accounted for about 45 percent of wireless revenue in the fourth quarter.

TI reached an important milestone in the fourth quarter, with significant production shipments of OMAP™ processors, which are optimized to provide high-speed data and multimedia capabilities for handheld devices. OMAP customers include many of the world's major cell phone and PDA manufacturers. TI's OMAP processor family will expand in 2003 to include a range of performance levels and highly integrated combinations of this processor with other cell phone system functions.

Broadband: Industry leaders are increasingly choosing TI's broadband solutions. Key customer wins in 2002 included Efficient Networks, a Siemens subsidiary and world leader in DSL customer premise equipment, and cable modem leader Motorola.

TI began production of its first wireless LAN (WLAN) products in 2002. Though we faced several incumbent semiconductor players, TI captured about 15 percent of this market in our first year out, reflecting the performance advantages of our solutions.

WLAN is an important part of TI's overall broadband strategy. Our objective is to provide broadband solutions ranging from infrastructure to end points, including DSL and cable modems as well as wireless networking. DSL and cable modems provide the high-speed data pipes into the residence. WLANs allow flexible broadband connections within the residence.

Consumer Electronics: Sales of consumer electronic equipment have remained healthy in spite of the economy. Our new DSP-based Digital Media platform is enabling some of the world's most popular consumer electronics devices, including digital cameras and camcorders as well as handheld multimedia jukeboxes that record, store and play digital audio, video and images. We're also active in the markets for high-end audio, DVD and digital radio.

We made major progress in penetrating the market for high-definition television sets with our Digital Light Processing™ technology. In 2003, multiple manufacturers such as Thomson (RCA) will join Samsung, Matsushita (Panasonic) and LG Electronics (Zenith) on the list of leading manufacturers offering DLP™-based televisions.

Sensors & Controls Operating Margin


%
25
20
15
10
5
0
1996
1997
1998
1999
2000
2001
2002

E&PS Operating Margin


%
35
30
25
20
15
10
5
0
1996
1997
1998
1999
2000
2001
2002

SENSORS & CONTROLS

Sensors & Controls posted another strong annual performance. Revenue growth from new sensor products and market share gains in the automotive market helped offset the weak market environment, allowing revenue to hold even with the prior year. Even so, profitability increased due to greater manufacturing efficiencies.

Gross and operating profits both set annual records in 2002.

EDUCATIONAL & PRODUCTIVITY SOLUTIONS

E&PS further built on its success by expanding its product offerings to the growing market for educational technology. Having firmly established the TI brand as one of the most trusted in math and science teaching, E&PS is extending the capabilities of its handheld devices into other curricula such as social studies and language arts.

In 2002, both revenue and operating profit increased. E&PS achieved record gross and operating profit in 2002.

2002: A PIVOTAL YEAR

I believe 2002 was a pivotal year in which the people of TI successfully jump-started the company's momentum. In a broad range of markets, customers increasingly recognize that signal processing with TI DSP and Analog is the quickest, most efficient and effective way to bring digital quality and capabilities to consumers' daily lives.

In 2003, we will continue working hard to ensure TI's leadership in signal processing and to develop deep and long-standing relationships with our customers.

I want to thank all shareholders for their continuing support. Much remains to be done, but TI has made tremendous progress. We will not let up on our commitment to customers. And as TI serves its customers, I believe shareholders will like what they see.

Thomas J. Engibous
Chairman of the Board,
President & Chief Executive Officer

Texas Instruments Incorporated provides innovative DSP and Analog technologies to meet our customers' real world signal processing requirements. In addition to Semiconductor, the company's businesses include Sensors & Controls, and Educational & Productivity Solutions. TI is headquartered in Dallas, Texas, and has manufacturing, design or sales operations in more than 25 countries.

Texas Instruments is traded on the New York Stock Exchange under the symbol TXN. More information is located on the World Wide Web at www.ti.com.

Financial Statements
Table of Contents

Consolidated Financial Statements > 6
- Operations
- Balance Sheet
- Cash Flows
- Stockholders' Equity

Notes to Financial Statements > 10
- Accounting Policies and Practices
- Cash Equivalents, Short-Term Investments and Long-Term Cash Investments
- Inventories
- Property, Plant and Equipment at Cost
- Equity Investments
- Goodwill and Other Acquisition-Related Intangibles
- Accounts Payable and Accrued Expenses
- Debt and Lines of Credit
- Financial Instruments and Risk Concentration
- Stockholders' Equity
- Research and Development
- Other Income (Expense) Net
- Stock Options
- Retirement and Incentive Plans
- Restructuring Actions
- Business Segment and Geographic Area Data
- Income Taxes
- Commitments and Contingencies

Report of Ernst & Young LLP, Independent Auditors > 40

Summary of Selected Financial Data > 41

Management's Discussion and Analysis of Financial Condition and Results of Operations > 42
- 2002 Results of Operations Compared with 2001
- Accounting Policies
- Quantitative and Qualitative Disclosures about Market Risk
- 2001 Results of Operations Compared with 2000
- Special Charges, Gains and Other Items

Quarterly Financial Data > 57

Common Stock Prices and Dividends > 58

Reconciliation from GAAP to Pro Forma > 59

Consolidated Financial Statements
(Millions of Dollars, Except Per-share Amounts)

	For the years ended December 31,		
	2002	2001	2000
OPERATIONS			
Net revenue	**$8,383**	$8,201	$11,875
Operating costs and expenses:			
Cost of revenue	**5,313**	5,824	6,120
Research and development	**1,619**	1,598	1,747
Selling, general and administrative	**1,163**	1,361	1,669
Total	**8,095**	8,783	9,536
Profit (loss) from operations	**288**	(582)	2,339
Other income (expense) net	**(577)**	217	2,314
Interest on loans	**57**	61	75
Income (loss) before income taxes and cumulative effect of an accounting change	**(346)**	(426)	4,578
Provision (benefit) for income taxes	**(2)**	(225)	1,491
Income (loss) before cumulative effect of an accounting change	**(344)**	(201)	3,087
Cumulative effect of an accounting change	—	—	(29)
Net income (loss)	**$ (344)**	$ (201)	$ 3,058
Diluted earnings (loss) per common share:			
Income (loss) before cumulative effect of an accounting change	**$ (.20)**	$ (.12)	$ 1.73
Cumulative effect of an accounting change	—	—	(.02)
Net income (loss)	**$ (.20)**	$ (.12)	$ 1.71
Basic earnings (loss) per common share:			
Income (loss) before cumulative effect of an accounting change	**$ (.20)**	$ (.12)	$ 1.80
Cumulative effect of an accounting change	—	—	(.02)
Net income (loss)	**$ (.20)**	$ (.12)	$ 1.78

See accompanying notes.

Consolidated Financial Statements
(Millions of Dollars, Except Share Amounts)

	December 31, 2002	December 31, 2001
BALANCE SHEET		
Assets		
Current assets:		
Cash and cash equivalents	**$ 949**	$ 431
Short-term investments	**2,063**	2,513
Accounts receivable, net of allowances for customer adjustments and doubtful accounts of $60 million in 2002 and $61 million in 2001	**1,217**	1,078
Inventories	**790**	751
Deferred income taxes	**545**	554
Prepaid expenses and other current assets	**562**	448
Total current assets	**6,126**	5,775
Property, plant and equipment at cost	**9,516**	9,683
Less accumulated depreciation	**(4,722)**	(4,094)
Property, plant and equipment (net)	**4,794**	5,589
Long-term cash investments	**1,130**	407
Equity investments	**808**	2,214
Goodwill	**638**	523
Acquisition-related intangibles	**185**	225
Deferred income taxes	**618**	421
Other assets	**380**	625
Total assets	**$14,679**	$15,779
Liabilities and Stockholders' Equity		
Current liabilities:		
Loans payable and current portion long-term debt	**$ 422**	$ 38
Accounts payable and accrued expenses	**1,204**	1,205
Income taxes payable	**293**	327
Accrued retirement and profit sharing contributions	**15**	10
Total current liabilities	**1,934**	1,580
Long-term debt	**833**	1,211
Accrued retirement costs	**777**	485
Deferred income taxes	**129**	331
Deferred credits and other liabilities	**272**	293
Stockholders' equity:		
Preferred stock, $25 par value. Authorized – 10,000,000 shares. Participating cumulative preferred. None issued.	**—**	—
Common stock, $1 par value. Authorized – 2,400,000,000 shares. Shares issued: 2002 – 1,740,364,197; 2001 – 1,740,329,364.	**1,740**	1,740
Paid-in capital	**1,042**	1,216
Retained earnings	**8,484**	8,975
Less treasury common stock at cost. Shares: 2002 – 9,775,781; 2001 – 6,395,488	**(229)**	(235)
Accumulated other comprehensive income (loss)	**(262)**	269
Deferred compensation	**(41)**	(86)
Total stockholders' equity	**10,734**	11,879
Total liabilities and stockholders' equity	**$14,679**	$15,779

See accompanying notes.

Consolidated Financial Statements
(Millions of Dollars)

	For the years ended December 31,		
	2002	2001	2000
CASH FLOWS			
Cash flows from operating activities:			
Income (loss) before cumulative effect of an accounting change	**$ (344)**	$ (201)	$ 3,087
Depreciation	**1,574**	1,599	1,216
Amortization of acquisition-related costs	**115**	229	160
Purchased in-process research and development	**1**	—	112
Write-downs of equity investments	**808**	80	1
Gains on sale of equity investments	**(7)**	(91)	(1,816)
Deferred income taxes	**13**	19	1
Net currency exchange (gains) losses	**(2)**	4	11
(Increase) decrease in working capital (excluding cash and cash equivalents, short-term investments, deferred income taxes, and loans payable and current portion long-term debt):			
Accounts receivable	**(114)**	958	(377)
Inventories	**(39)**	482	(372)
Prepaid expenses and other current assets	**191**	(235)	56
Accounts payable and accrued expenses	**(81)**	(687)	246
Income taxes payable	**(5)**	112	258
Accrued retirement and profit sharing contributions	**(27)**	(389)	51
Decrease in noncurrent accrued retirement costs	**(45)**	(24)	(369)
Other	**(46)**	(37)	(80)
Net cash provided by operating activities	**1,992**	1,819	2,185
Cash flows from investing activities:			
Additions to property, plant and equipment	**(802)**	(1,790)	(2,762)
Purchases of short-term investments	**(1,239)**	(3,247)	(5,409)
Sales and maturities of short-term investments	**2,775**	4,040	4,178
Purchases of long-term cash investments	**(1,907)**	(488)	—
Sales of long-term cash investments	**115**	10	—
Purchases of equity investments	**(26)**	(254)	(133)
Sales of equity investments	**44**	103	2,198
Acquisition of businesses, net of cash acquired	**(69)**	—	(3)
Proceeds from sale of business units	**—**	—	107
Net cash used in investing activities	**(1,109)**	(1,626)	(1,824)
Cash flows from financing activities:			
Additions to loans payable	**9**	—	23
Payments on loans payable	**(16)**	(3)	(19)
Additions to long-term debt	**—**	3	250
Payments on long-term debt	**(22)**	(132)	(307)
Dividends paid on common stock	**(147)**	(147)	(141)
Sales and other common stock transactions	**167**	183	242
Common stock repurchase program	**(370)**	(395)	(155)
Increase in noncurrent assets for restricted cash	**—**	—	(261)
Net cash used in financing activities	**(379)**	(491)	(368)
Effect of exchange rate changes on cash	**14**	(16)	(29)
Net increase (decrease) in cash and cash equivalents	**518**	(314)	(36)
Cash and cash equivalents at beginning of year	**431**	745	781
Cash and cash equivalents at end of year	**$ 949**	$ 431	$ 745

See accompanying notes.

Consolidated Financial Statements
(Millions of Dollars, Except Per-share Amounts)

STOCKHOLDERS' EQUITY	Common Stock	Paid-In Capital	Retained Earnings	Treasury Common Stock	Accumulated Other Comprehensive Income (a)	Deferred Compensation
Balance, December 31, 1999	$ 851	$ 877	$6,406	$(109)	$ 1,553	
2000						
Net income	—	—	3,058	—	—	—
Dividends declared on common stock ($.085 per share)	—	—	(141)	—	—	—
Two-for-one common stock split	858	(858)	—	—	—	—
Common stock issued on exercise of stock options	13	97	—	171	—	—
Stock repurchase program	—	—	—	(155)	—	—
Other stock transactions, net	—	320(b)	—	—	—	—
Purchase acquisitions	11	749	—	—	—	$(151)
Pension liability adjustment, net of tax	—	—	—	—	42	—
Change in unrealized gain (loss) on available-for-sale investments, net of tax	—	—	—	—	(1,021)	—
Deferred compensation amortization	—	—	—	—	—	17
Balance, December 31, 2000	1,733	1,185	9,323	(93)	574	(134)
2001						
Net income (loss)	—	—	(201)	—	—	—
Dividends declared on common stock ($.085 per share)	—	—	(147)	—	—	—
Common stock issued on exercise of stock options	7	(87)	—	253	—	—
Stock repurchase program	—	—	—	(395)	—	—
Other stock transactions, net	—	118(b)	—	—	—	—
Pension liability adjustment, net of tax	—	—	—	—	(87)	—
Change in unrealized gain (loss) on available-for-sale investments, net of tax	—	—	—	—	(218)	—
Deferred compensation amortization	—	—	—	—	—	48
Balance, December 31, 2001	1,740	1,216	8,975	(235)	269	(86)
2002						
Net income (loss)	—	—	**(344)**	—	—	—
Dividends declared on common stock ($.085 per share)	—	—	**(147)**	—	—	—
Common stock issued on exercise of stock options	—	**(223)**	—	**360**	—	—
Stock repurchase program	—	—	—	**(354)**	—	—
Other stock transactions, net	—	**49(b)**	—	—	—	—
Pension liability adjustment, net of tax	—	—	—	—	**(174)**	—
Change in unrealized gain (loss) on available-for-sale investments, net of tax	—	—	—	—	**(357)**	—
Deferred compensation amortization	—	—	—	—	—	**45**
Balance, December 31, 2002	**$1,740**	**$1,042**	**$8,484**	**$(229)**	**$ (262)**	**$ (41)**

(a) Comprehensive income (loss), i.e., net income (loss) plus other comprehensive income (loss), totaled $(875) million in 2002, $(506) million in 2001 and $2079 million in 2000.

(b) Other stock transactions, net includes, among other things, the income tax benefit realized from the exercise of nonqualified stock options. The benefit was $49 million, $106 million and $313 million for 2002, 2001 and 2000.

See accompanying notes.

Notes to Financial Statements
ACCOUNTING POLICIES AND PRACTICES

The consolidated financial statements include the accounts of all subsidiaries. Intercompany balances and transactions have been eliminated. Certain amounts in the prior period's financial statements have been reclassified to conform to the 2002 presentation. The preparation of financial statements requires the use of estimates from which final results may vary. The U.S. dollar is the functional currency for financial reporting. With regard to accounts recorded in currencies other than U.S. dollars, current assets (except inventories), deferred income taxes, other assets, current liabilities and long-term liabilities are remeasured at exchange rates in effect at year-end. Inventories, property, plant and equipment and depreciation thereon are remeasured at historic exchange rates. Revenue and expense accounts other than depreciation for each month are remeasured at the appropriate daily rate of exchange. Net currency exchange gains and losses from remeasurement and forward currency exchange contracts to hedge net balance sheet exposures are charged or credited on a current basis to other income (expense) net. Gains and losses from forward currency exchange contracts to hedge specific transactions are deferred and included in the measurement of the related transactions. Gains and losses from interest rate swaps are included on the accrual basis in interest expense. Gains and losses from terminated forward currency exchange contracts and interest rate swaps are deferred and recognized consistent with the terms of the underlying transaction.

Effective January 1, 2000, in accordance with Staff Accounting Bulletin No. 101, the company changed its method of accounting for revenue recognition for certain of its product sales, specifically those for which transfer of title occurs upon delivery to the customer. Historically, the company generally recognized revenue for its products when shipped. Typically, there is less than a three day difference between recognizing revenue at delivery versus when shipped. Under the new accounting method the company now recognizes revenue for product sales when transfer of title occurs. The cumulative effect of the change on prior years resulted in a charge to year 2000 net income of $29 million (after income taxes of $16 million).

Revenue from sales to distributors of the company's products is recognized, net of allowances, upon delivery of product to the distributors. According to the terms of individual distributor agreements, a distributor may return products that are currently recommended for end-product design and included on an approved product listing maintained by the company. The distributor can return the product up to a maximum amount specified in the agreement with the placement of offsetting orders for an equivalent amount of product at the same time. The offsetting orders must be non-cancelable, requested for immediate delivery and not subject to change. In addition, in response to specific competitive situations encountered by distributors, the company may grant distributors adjustments applied to their account; however, pricing to the distributor is not changed. When the company determines that a product may become obsolete, it offers distributors an opportunity to return that product within two months of the obsolescence notification. Allowances, which are recorded as a liability, are calculated based on historical return data and current economic conditions.

Royalty revenue is recognized upon sale by the licensee of royalty-bearing products, as estimated by the company, and when realization is considered probable by management.

Inventories are stated at the lower of cost or estimated net realizable value. Cost is generally computed on a currently adjusted standard basis. Standards are based on the optimal utilization of installed factory capacity, and costs associated with underutilization of capacity are expensed as incurred. The company conducts quarterly inventory reviews for salability and obsolescence. A specific allowance is provided for inventory considered unlikely to be sold. Remaining inventory has a salability and obsolescence allowance based upon the historical disposal percentage. Inventory is written off in the period in which disposal occurs.

Property, plant and equipment are stated at cost and depreciated primarily on the 150 percent declining-balance method over their estimated useful lives. Fully depreciated assets are written off against accumulated depreciation. Acquisition-related costs are amortized on a straight-line basis over the estimated economic life of the assets. Reviews are regularly performed to determine whether facts or circumstances exist that indicate the carrying values of the company's fixed or intangible assets are impaired. The company assesses the recoverability of its assets by comparing the projected undiscounted net cash flows associated with those assets to their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets.

Marketable equity securities are stated at fair value, which is based on market quotes where available or estimates by investment advisors or management, as appropriate. Adjustments to fair value of the available-for-sale equity investments are recorded as an increase or decrease in stockholders' equity except where losses are considered to be other-than-temporary, in which case the losses are recorded through the statement of operations. Adjustments to fair value of other investments classified as trading are recorded in operating expense. Non-marketable equity securities are stated at historical cost and are subject to a periodic impairment review. Any impairments considered other-than-temporary are recorded through the statement of operations. Cost or amortized cost, as appropriate, is determined on a specific identification basis.

Statement of Financial Accounting Standards (SFAS) No. 133 requires that all derivatives and underlying hedged items be adjusted to fair market value on an ongoing basis. The statement, which did not have a material impact on the company, was adopted effective January 1, 2001, on a cumulative basis. The cumulative effect was insignificant and is not separately presented.

The company adopted SFAS No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002. Under SFAS No. 142, goodwill is no longer amortized but is reviewed for impairment annually, or more frequently if certain indicators arise. The company completes its annual goodwill impairment tests as of October 1 of each year for all its reporting units. Based on an analysis of economic characteristics and how the company operates its business, the company has designated its business segments as its reporting units. As required by the statement, intangible assets that do not meet the criteria for recognition apart from goodwill must be reclassified to goodwill. With the adoption of the statement, the company ceased amortization of goodwill as of January 1, 2002, and reclassified $14 million (net of tax) of intangibles, primarily relating to acquired workforce intangibles, to goodwill.

The company adopted SFAS No.144, Accounting for the Impairment or Disposal of Long-Lived Assets, effective January 1, 2002. The statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, Reporting the Results of Operations for a Disposal of a Segment of a Business. As of the adoption date, the statement did not affect the financial condition or results of operations of the company.

In July 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which supersedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred as opposed to at the date an entity commits to an exit plan. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The company will adopt SFAS No. 146 as of January 1, 2003, for any exit or disposal activities after that date.

In December 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This Interpretation expands the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis and will be adopted by the company as of January 1, 2003, for any guarantees issued or modified after that date. As required by the Interpretation, the company has adopted the disclosure requirements for the year ended December 31, 2002.

Advertising costs are expensed as incurred. Advertising expense was $76 million in 2002, $74 million in 2001 and $118 million in 2000.

Computation of earnings (loss) per common share (EPS) amounts for net income (loss) is as follows (in millions, except per-share amounts):

	2002			2001			2000		
	Loss	Shares	EPS	Loss	Shares	EPS	Income	Shares	EPS
Basic EPS	**$(344)**	**1,733**	**$(.20)**	$(201)	1,735	$(.12)	$3,058	1,718	$1.78
Dilutives:									
Stock options/compensation plans	**—**	**—**		—	—		—	69	
Convertible debentures	**—**	**—**		—	—		6	5	
Diluted EPS	**$(344)**	**1,733**	**$(.20)**	$(201)	1,735	$(.12)	$3,064	1,792	$1.71

The EPS computations for 2002, 2001 and 2000 exclude 114 million shares, 46 million shares and 2 million shares for stock options because their effect would have been antidilutive.

The company has stock-based employee compensation plans, which are described more fully in the Stock Options footnote. The company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock option compensation cost is reflected in net income (loss), as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant (except options granted under the company's stock purchase plans and acquisition-related stock option awards). The following table illustrates the effect on net income (loss) and earnings (loss) per common share if the company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Millions of Dollars, Except Per-Share Amounts		
Years Ended December 31,	**2002**	**2001**	**2000**
Net income (loss), as reported	**$(344)**	$(201)	$3,058
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(408)**	(309)	(262)
Adjusted net income (loss)	**$(752)**	$(510)	$2,796
Earnings (loss) per common share:			
Diluted—as reported	**$ (.20)**	$ (.12)	$ 1.71
Diluted—as adjusted	**$ (.43)**	$ (.29)	$ 1.57
Basic—as reported	**$ (.20)**	$ (.12)	$ 1.78
Basic—as adjusted	**$ (.43)**	$ (.29)	$ 1.64

CASH EQUIVALENTS, SHORT-TERM INVESTMENTS AND LONG-TERM CASH INVESTMENTS

Debt securities with original maturities within three months are considered cash equivalents. Debt securities with original maturities beyond three months that have remaining maturities within 13 months are considered short-term investments. Debt securities with remaining maturities between 13 months and 24 months are considered long-term cash investments. These cash equivalent, short-term investment and long-term cash investment debt securities are available for sale and stated at fair value, which approximates their specific amortized cost. As of December 31, 2002, these debt securities consisted primarily of the following types: corporate ($2373 million), asset-backed fixed-income securities ($744 million), investment funds with constant net asset values ($542 million), and U.S. government agency securities ($301 million). At December 31, 2001, these debt securities consisted primarily of the following types: corporate ($2654 million) and asset-backed fixed-income securities ($489 million). Gross realized gains and losses for each of these security types were immaterial in 2002, 2001 and 2000. Gross unrealized gains were $19 million for 2002, and were immaterial for 2001 and 2000. Gross unrealized losses were immaterial for each of these security types in 2002 and 2001 and $20 million in 2000. Proceeds from sales of these cash equivalent, short-term investment and long-term cash investment debt securities in 2002, 2001 and 2000 were $1839 million, $2959 million and $2025 million.

INVENTORIES

	Millions of Dollars	
	2002	**2001**
Raw materials and purchased parts	**$ 121**	$ 133
Work in process	**478**	407
Finished goods	**191**	211
Total	**$ 790**	$ 751

PROPERTY, PLANT AND EQUIPMENT AT COST

		Millions of Dollars	
	Depreciable Lives	**2002**	**2001**
Land		**$ 93**	$ 95
Buildings and improvements	5-40 years	**2,891**	2,908
Machinery and equipment	3-10 years	**6,532**	6,680
Total		**$9,516**	$9,683

Authorizations for property, plant and equipment expenditures in future years were approximately $225 million at December 31, 2002, and $304 million at December 31, 2001.

EQUITY INVESTMENTS

Equity investments, which include publicly traded and private investments, consist primarily of 57 million Micron Technology, Inc. (Micron) common shares. The Micron securities were received in connection with TI's sale of its memory business unit to Micron in 1998.

TI Ventures is a venture fund that invests in companies involved in the development of new markets. As of year-end 2002, investments were held in companies focused on next-generation applications of digital signal processors and other technologies and markets strategic to TI.

Other investments consist of mutual funds that are acquired to generate returns that offset changes in certain liabilities related to deferred compensation arrangements. The mutual funds hold a variety of debt and equity investments.

Marketable equity securities are stated at fair value, which is based on market quotes where available, estimates by investment advisors or estimates by management, as appropriate. The fair value of available-for-sale equity investments totals $569 million in 2002 and $1888 million in 2001. Adjustments to the fair value of available-for-sale equity investments are recorded as an increase or decrease in stockholders' equity except where losses are considered to be other-than-temporary, in which case the losses are recorded through the statement of operations. The fair value of the other investments totals $102 million in 2002 and $112 million in 2001. The other investments are classified as trading, and adjustments to their fair value are recorded in operating expense. Non-marketable equity securities, which total $111 million in 2002 and $153 million in 2001 are stated at historical cost and are subject to a periodic impairment review. Any impairments considered other-than-temporary are recorded through the statement of operations. During the fourth quarter of 2002, the company recognized a loss of $638 million on its investment in the common stock of Micron due to an impairment that was determined by management to be other-than-temporary. Cost or amortized cost, as appropriate, is determined on a specific identification basis.

Proceeds from sales of equity and TI Ventures investments were $47 million in 2002, $103 million in 2001 and $2232 million in 2000. There were $7 million, $91 million and $1816 million of gross realized gains and zero gross realized losses from sales of these investments in 2002, 2001 and 2000.

Following is information on the investments as of December 31 (in millions of dollars):

		Unrealized			
	Cost	Gains	(Losses)	Net	Fair Value
December 31, 2002					
Equity investments	**$ 684**	**$ 1**	**$(12)**	**$ (11)**	**$ 673**
TI Ventures	**34**	**—**	**(1)**	**(1)**	**33**
Other investments	**102**	**—**	**—**	**—**	**102**
Total	**$ 820**	**$ 1**	**$(13)**	**$ (12)**	**$ 808**
December 31, 2001					
Equity investments	$1,486	$586	$(32)	$554	$2,040
TI Ventures	59	3	—	3	62
Other investments	112	—	—	—	112
Total	$1,657	$589	$(32)	$557	$2,214

GOODWILL AND OTHER ACQUISITION-RELATED INTANGIBLES

	Amortization Lives	Millions of Dollars 2002	2001
Goodwill	5-8 years	**$638**	$523
Developed technology	3-10 years	**124**	115
Other intangibles	2-10 years	**61**	110
Total		**$823**	$748

Other intangibles include items such as trained workforce (in 2001 only) and customer base. The balances shown are net of total accumulated amortization of $587 million and $514 million at year-end 2002 and 2001.

The company adopted SFAS No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002. Under SFAS No. 142, goodwill is no longer amortized but reviewed for impairment annually, or more frequently if certain indicators arise. In addition, the statement requires reassessment of the useful lives of previously recognized intangible assets.

As required by the statement, intangible assets that do not meet the criteria for recognition apart from goodwill must be reclassified to goodwill. As a result of the company's analysis, $14 million (net of tax) of intangibles, primarily relating to acquired workforce intangibles, was transferred to goodwill as of January 1, 2002.

With the adoption of the statement, the company ceased amortization of goodwill as of January 1, 2002. The following table presents the results of the company on a comparable basis (in millions of dollars, except per-share amounts):

	2002	2001	2000
Net income (loss)			
Reported net income (loss)	**$(344)**	$(201)	$3,058
Goodwill and workforce amortization (net of tax)	—	112	83
Adjusted net income (loss)	**$(344)**	$ (89)	$3,141
Diluted earnings (loss) per common share:			
Reported net income (loss)	**$ (.20)**	$ (.12)	$ 1.71
Goodwill and workforce amortization (net of tax)	—	.06	.05
Adjusted net income (loss)	**$ (.20)**	$ (.06)	$ 1.76
Basic earnings (loss) per common share:			
Reported net income (loss)	**$ (.20)**	$ (.12)	$ 1.78
Goodwill and workforce amortization (net of tax)	—	.06	.05
Adjusted net income (loss)	**$ (.20)**	$ (.06)	$ 1.83

To apply the provisions of SFAS No. 142, the company is required to identify its reporting units. Based on an analysis of economic characteristics and how the company operates its business, the company has designated its business segments as its reporting units. In accordance with the transition provisions of SFAS No. 142, the company completed the first step of the transitional goodwill impairment tests for all of its reporting units as of January 1, 2002. This test involved the use of estimates to determine the fair value of the company's reporting units with which the goodwill was associated. The fair value was then compared to the carrying value of the reporting unit and, based on the analysis, no impairment was indicated at that time.

The company completes its annual goodwill impairment tests as of October 1 of each year for all of its reporting units. This annual test was performed by again comparing the fair value for each reporting unit to its associated goodwill. The fair value exceeded the carrying value, therefore no impairment was indicated.

The carrying amount of goodwill at December 31, 2002, by business segment, was (in millions of dollars):

Semiconductor	Sensors & Controls	E&PS	Total
$620	$18	$ —	$638

The following table reflects the components of amortized intangible assets, excluding goodwill (in millions of dollars):

	December 31, 2002		December 31, 2001	
Amortized Intangible Assets	Gross Carrying Amount	Accum. Amort.	Gross Carrying Amount	Accum. Amort.
Developed technology	**$249**	**$125**	$213	$ 98
Deferred compensation	**59**	**59**	67	52
Non-compete agreements	**62**	**40**	59	33
Other	**118**	**79**	162	93
Total	**$488**	**$303**	$501	$276

In June 2002, TI acquired Condat AG, Berlin (Condat) for a purchase price of approximately $87 million. Goodwill of approximately $69 million was recognized due to the acquisition. The operations of Condat are included in the consolidated statements of operations from the date of acquisition. The transaction was accounted for as a purchase business combination. The following table contains a summary of the intangibles acquired (in millions of dollars):

Acquired Intangible Assets	Amount	Amortization Lives
Developed technology	$26	5 years
Customer relationship	2	3 years
Non-compete agreements	2	3 years

Amortization of goodwill and other acquisition-related costs (including deferred compensation, a contra-stockholders' equity account) was $115 million, $229 million and $160 million for 2002, 2001 and 2000. Of the total amortization, goodwill amortization was zero, $97 million and $71 million, with the remainder primarily related to developed technology.

The following table sets forth the estimated amortization of acquisition-related costs (including deferred compensation, a contra-stockholders' equity account) for the years ended December 31 (in millions of dollars):

2003	$93
2004	57
2005	38
2006	30
2007	16

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	Millions of Dollars	
	2002	2001
Accounts payable	$ 511	$ 452
Accrued salaries, wages and vacation pay	272	246
Other accrued expenses and liabilities	421	507
Total	$1,204	$1,205

DEBT AND LINES OF CREDIT

	Millions of Dollars	
Long-Term Debt	2002	2001
9.25% notes due 2003	$ 103	$ 103
7.0% notes due 2004	400	400
3.80% to 5.56% euro notes, due in installments through 2005	54	66
6.125% notes due 2006	300	300
8.75% notes due 2007	43	43
4.25% convertible subordinated notes due 2007	250	250
Fair value of interest rate swaps	45	23
Other	47	47
	1,242	1,232
Less current portion long-term debt	409	21
Total	$ 833	$1,211

The coupon rates for the notes due 2006 have been swapped for LIBOR-based variable rates through 2006, for an effective interest rate of approximately 1.07% and 1.59% as of December 31, 2002 and 2001. In 2001, the coupon rates for the notes due 2007 were swapped for LIBOR-based variable rates through 2007, for an effective interest rate of approximately 5.12% and 5.62% as of December 31, 2002 and 2001. Also in 2001, the coupon rates for $50 million of the notes due 2004 were swapped for LIBOR-based variable rates through 2004, for an effective interest rate of approximately 3.72% and 4.29% as of December 31, 2002 and 2001.

In connection with its 2000 pooling of interests acquisition of Burr-Brown, TI guaranteed payment of the principal and interest for the $250 million principal amount of 4.25% convertible subordinated notes due 2007 that were issued February 24, 2000, by Burr-Brown. Such guarantee is subordinated to TI's existing and future senior indebtedness. In addition, irrevocable letters of credit were obtained by TI that guarantee payment of the principal and interest of the notes. In connection with the issuance of these letters of credit, TI has agreed to maintain cash deposits with the issuing banks equal to the notes' outstanding principal, plus one year's interest, for the term of the banks' guarantees. TI accordingly classified the deposit, $261 million, as a noncurrent asset at year-end 2001. The notes are convertible at the holder's option into an aggregate 5,624,784 shares of TI common stock at a common stock conversion price of $44.45 per share. The notes may be redeemed at the issuer's option at specified prices, beginning in 2003. In December 2002, the board of directors approved the redemption of the notes. The notes will be redeemed in February 2003 at a redemption price of 102.429% of the principal amount of the notes, plus accrued interest. Accordingly, the notes and the related cash deposit have been classified as a current liability and a current asset, respectively, at December 31, 2002.

TI has guaranteed the payment obligations of a supplier under a $210 million lease financing facility maturing in 2003. Obligations under this facility were $45 million and $99 million at December 31, 2002 and 2001.

Interest incurred on loans in 2002, 2001 and 2000 was $60 million, $74 million and $98 million. Of these amounts, $3 million in 2002, $13 million in 2001 and $23 million in 2000 were capitalized as a component of capital asset construction costs. Interest paid on loans (net of amounts capitalized) was $57 million in 2002, $61 million in 2001 and $75 million in 2000.

Aggregate maturities of long-term debt due during the four years subsequent to December 31, 2003, are as follows:

	Millions of Dollars
2004	$427
2005	8
2006	340
2007	47

The company maintains lines of credit to support commercial paper borrowings and to provide additional liquidity. These lines of credit totaled $600 million at December 31, 2002, and $681 million at December 31, 2001. Of these amounts, at December 31, 2002 and 2001, $600 million existed to support commercial paper borrowings or short-term bank loans.

FINANCIAL INSTRUMENTS AND RISK CONCENTRATION

Financial Instruments: In addition to the interest rate swaps discussed in the preceding note, as of December 31, 2002, the company had forward currency exchange contracts outstanding of $314 million to hedge net balance sheet exposures (including $201 million to buy euros, $37 million to sell yen and $20 million to buy Singapore dollars). At December 31, 2001, the company had forward currency exchange contracts outstanding of $350 million to hedge net balance sheet exposures (including $222 million to buy euros, $50 million to sell yen, and $24 million to buy Singapore dollars). As of December 31, 2002 and 2001, the carrying amounts and current market settlement values of these swaps and forward contracts were not significant. The company uses forward currency exchange contracts to minimize the adverse earnings impact from the effect of exchange rate fluctuations on the company's non-U.S. dollar net balance sheet exposures. With respect to long-term debt and its associated interest expense, TI seeks to maintain a mix of both fixed and floating interest rates that, over time, is expected to moderate financing costs. In order to achieve this goal, TI utilizes interest rate swaps designated as fair value hedges to change the characteristics of the interest rate stream on the debt from fixed rates to short-term variable rates. The effect of these interest rate swaps was to reduce interest expense by $18 million, $8 million and $1 million in 2002, 2001 and 2000.

In order to minimize its exposure to credit risk, the company limits its counterparties on the forward currency exchange contracts and interest rate swaps to investment-grade rated financial institutions.

As of December 31, 2002 and 2001, the fair value of long-term debt, based on current interest rates, was approximately $1320 million and $1298 million, compared with the historical cost amount of $1242 million and $1232 million.

Risk Concentration: Financial instruments that potentially subject the company to concentrations of credit risk are primarily cash investments, accounts receivable and equity investments. The company places its cash investments in investment-grade debt securities and limits the amount of credit exposure to any one commercial issuer.

Concentrations of credit risk with respect to the receivables are limited due to the large number of customers in the company's customer base and their dispersion across different industries and geographic areas. The company maintains an allowance for losses based upon the expected collectibility of accounts receivable.

Italian government auditors have substantially completed a review, conducted in the ordinary course, of approximately $250 million of grants from the Italian government to TI's former memory operations in Italy. The auditors have raised a number of issues relating to compliance with grant requirements and the eligibility of specific expenses for the grants. The Ministry of Industry has responsibility for review of the auditors' findings. Depending on the Ministry's decision, the review may result in a demand from the Italian government that TI repay a portion of the grants. The company believes that the grants were obtained and used in compliance with applicable law and contractual obligations. The company does not expect aggregate repayments to the Italian government, if any, to have a material impact upon its financial condition, results of operations or liquidity.

The company's equity investments at year-end 2002 have an aggregate fair value of $808 million ($2214 million at year-end 2001). The investments are in high-technology companies and are subject to price volatility and other uncertainties. They include a significant concentration of Micron common stock with a fair value of $555 million at year-end 2002. The company adjusts the carrying amounts of the investments to fair value each quarter.

In addition to the interest rate swaps and forward currency exchange contracts discussed above, the company had the following derivatives at December 31, 2002 and 2001:

The company has a call option embedded in a convertible note. The call option had a value of $1 million and $17 million at December 31, 2002 and 2001.

The company uses a forward purchase contract for shares of the company's common stock to minimize the adverse earnings impact from the effect of stock market value fluctuations on the portion of the company's deferred compensation obligations denominated in TI stock. The forward purchase contract had a fair value of approximately $(1) million at December 31, 2002 and 2001.

The company has several stock investment warrants considered derivatives. At December 31, 2002 and 2001, their aggregate value was approximately $1 million.

STOCKHOLDERS' EQUITY

The company is authorized to issue 10,000,000 shares of preferred stock. None is currently outstanding.

Each outstanding share of the company's common stock carries one-fourth of a stock purchase right. Under certain circumstances, each right may be exercised to purchase one one-thousandth of a share of the company's participating cumulative preferred stock for $200. Under certain circumstances following the acquisition of 20% or more of the company's outstanding common stock by an acquiring person (as defined in the rights agreement), each right (other than rights held by an acquiring person) may be exercised to purchase common stock of the company or a successor company with a market value of twice the $200 exercise price. The rights, which are redeemable by the company at one cent per right, expire in June 2008.

Changes in accumulated other comprehensive income (loss) are as follows (in millions of dollars):

	Pension Liability Adjustment	Changes in Available-for-Sale Investments	Total
Balance, December 31, 1999	$ (48)	$ 1,601	$ 1,553
Annual adjustments	27	246	273
Tax effect of above	—	(87)	(87)
Tax valuation allowance reduction	15	—	15
Reclassification of recognized transactions, net of tax of $636 million	—	(1,180)	(1,180)
Balance, December 31, 2000	(6)	580	574
Annual adjustments	(138)	(350)	(488)
Tax effect of above	51	122	173
Reclassification of recognized transactions, net of tax benefit of $6 million	—	10	10
Balance, December 31, 2001	(93)	362	269
Annual adjustments	**(278)**	**(1,257)**	**(1,535)**
Tax effect of above	**104**	**440**	**544**
Tax valuation allowance increase	—	**(223)**	**(223)**
Reclassification of recognized transactions, net of tax benefit of $26 million	—	**683**	**683**
Balance, December 31, 2002	**$(267)**	**$ 5**	**$ (262)**

RESEARCH AND DEVELOPMENT

Research and development (R&D) expense totaled $1619 million in 2002, $1598 million in 2001 and $1747 million in 2000.

Acquisition-related purchased in-process R&D charges were $1 million in 2002, zero in 2001 and $112 million in 2000. These charges were for R&D from business purchase acquisitions. Values for acquired in-process R&D (purchased R&D) were determined at the acquisition date based upon the appraised value of the related developmental projects. Purchased R&D projects were assessed, analyzed and valued using the Exclusion Approach within the context and framework articulated by the Securities and Exchange Commission.

Major assumptions, detailed in the table below, used in determining the value of significant purchased R&D included the discount rate, the estimated beginning date of projected operating cash flows, and the remaining cost and time, in engineer-months, to complete the R&D projects. The term "engineer-month" refers to the average amount of research work expected to be performed by an engineer in a month.

The relative stage of completion and projected operating cash flows of the underlying in-process projects acquired were the most significant and uncertain assumptions utilized in the valuation analysis of the purchased R&D. Such uncertainties could give rise to unforeseen budget over-runs and/or revenue shortfalls in the event that TI is unable to successfully complete and commercialize the projects. TI management is primarily responsible for estimating the value of the purchased R&D in all acquisitions accounted for under the purchase method. TI expects to essentially meet its original return expectations for the projects.

Millions of Dollars

Entity Acquired	Acquisition Date	Consideration	Goodwill	Other Intangibles	Deferred Compensation	Purchased In-process R&D Charge	R&D Focus	Discount Rate	Cost/Time to Complete R&D Projects: At Acquisition	Cost/Time to Complete R&D Projects: At Dec. 2002	Year Cash Flows Projected to Begin
Alantro Communications, Inc.	Third quarter 2000	$277	$148	$81	$ 32	$52	Wireless networking technology for home and office	24%	$4/256 engineer months	Project completed	2002
Dot Wireless, Inc.	Third quarter 2000	$467	$302	$46	$119	$60	Architecture for third generation (3G) wireless devices for delivering voice and high-speed data to mobile users	20%	$3/172 engineer months	Project completed	2003

OTHER INCOME (EXPENSE) NET

	Millions of Dollars		
	2002	**2001**	**2000**
Interest income	**$ 121**	$184	$ 296
Other income (expense) net	**(698)**	33	2,018
Total	**$(577)**	$217	$2,314

Other income in 2002 included investment write-downs of $808 million for declines in value judged to be other-than-temporary, partially offset by the reversal of interest expense due to the resolution of open tax items.

Other income in 2001 included gains of $91 million from the sale of several equity investments partially offset by investment write-downs of $80 million for declines in value judged to be other-than-temporary.

Other income in 2000 included investment gains of $1636 million from the sale of Micron common stock. Other income in 2000 also included $88 million from recognition of a gain on the 1998 sale of the memory business unit to Micron. Gain recognition had been deferred pending conversion of a Micron convertible note to Micron common stock, which occurred in 2000.

STOCK OPTIONS

The company has stock options outstanding to participants under the Texas Instruments 2000 Long-Term Incentive Plan. Options are also outstanding under the 1996 Long-Term Incentive Plan, the Texas Instruments Long-Term Incentive Plan, and the 1988 Stock Option Plan, but no further options may be granted under these plans. The company also assumed stock options granted under the Burr-Brown Corporation 1993 Stock Incentive Plan. Under all these plans, unless the options are acquisition-related replacement options, the option price per share may not be less than 100 percent of the fair market value on the date of the grant. Substantially all the options have a 10-year term. Options granted subsequent to 1996 generally vest ratably over four years.

Under the 2000 Long-Term Incentive Plan, the company may grant stock options, including incentive stock options; restricted stock and restricted stock units; performance units; and other stock-based awards. The plan provides for the issuance of 120,000,000 shares of the company's common stock; in addition, if any stock-option award under the 1996 Long-Term Incentive Plan, the Long-Term Incentive Plan, or the 1988 Stock Option Plan terminates, then any unissued shares subject to the terminated award become available for granting awards under the 2000 Long-Term Incentive Plan. No more than 13,400,000 shares of common stock may be awarded as restricted stock, restricted stock units or other stock-based awards under the plan. In 2002, 2001 and 2000, 1,339,500, 307,000 and 215,500 shares of restricted stock units were granted, which have a minimum vesting period of three years from date of grant (weighted-average award-date value of $21.87, $37.69 and $54.44, respectively, per share). Compensation expense for restricted stock units totaled $10 million, $12 million and $5 million in 2002, 2001 and 2000.

The company also has stock options outstanding under the TI Employees 2002 Stock Purchase Plan. The plan provides for options to be offered semiannually to all eligible employees in amounts based on a percentage of the employee's compensation. The option price per share is 85 percent of the fair market value on the date of grant or on the exercise date, whichever is lower. If the optionee authorizes and does not cancel payroll deductions, options granted are automatically exercised seven months after the date of grant.

Under the Stock Option Plan for Non-Employee Directors adopted in April 1998, the company grants stock options to each non-employee director once a year, in the period beginning January 1999 and extending through 2003. Each grant is an option to purchase 5,000 shares (10,000 shares beginning January 2001) with an option price equal to fair market value on the date of grant.

At its regularly scheduled meeting in January 2003, the board adopted a long-term incentive plan for non-management employees of TI. There are 240,000,000 shares available for issuance under the plan. Executive officers and approximately 400 managers are ineligible to receive awards under this plan.

Stock option transactions during 2002, 2001 and 2000 were as follows:

	Long-Term Incentive and Stock Option Plans	Weighted-Average Exercise Price	Employee Stock Purchase Plan	Weighted-Average Exercise Price
Balance, December 31, 1999	137,021,850	$12.90	2,584,792	$36.21
Granted	28,464,550	54.33	2,090,018*	63.74
Granted, acquisition-related	438,509	5.63	—	—
Forfeited	(3,978,272)	28.59	(543,448)	63.37
Expired	—	—	—	—
Exercised**	(17,093,818)	8.12	(3,027,926)	41.00
Balance, December 31, 2000	144,852,819	20.67	1,103,436	59.66
Granted	35,259,646	41.53	4,509,074*	28.71
Forfeited	(5,471,203)	36.86	(770,142)	46.36
Expired	—	—	—	—
Exercised**	(10,210,661)	9.63	(3,182,703)	35.47
Balance, December 31, 2001	164,430,601	$25.30	1,659,665	$28.14
Granted	**37,272,250**	**25.76**	**5,330,427***	**15.40**
Forfeited	**(3,367,438)**	**36.90**	**(537,504)**	**24.75**
Expired	—	—	—	—
Exercised**	**(7,925,503)**	**7.25**	**(3,604,121)**	**20.01**
Balance, December 31, 2002	**190,409,910**	**$25.94**	**2,848,467**	**$16.75**

* Excludes options offered but not accepted.

** Includes previously unissued shares and treasury shares of 34,833 and 11,494,791; 7,049,648 and 6,343,716; and 18,448,817 and 1,672,927; for 2002, 2001 and 2000.

In accordance with the terms of APB No. 25, the company records no compensation expense for its non-acquisition-related stock option awards. As required by SFAS No. 123, the company provides the following disclosure of hypothetical values for these awards. The weighted-average grant-date value of options granted during 2002, 2001 and 2000 was estimated to be $13.48, $23.32 and $30.50 under the 2000 Long-Term Incentive Plan and the 1996 Long-Term Incentive Plan (Long-Term Plans) and $5.33, $10.72 and $21.01 under the TI Employees 2002 Stock Purchase Plan and its predecessor plan, the TI Employees 1997 Stock Purchase Plan (Employee Plans). These values were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2002, 2001 and 2000: expected dividend yields of .33%, .20% and .16% (Long-Term Plans) and .48%, .26% and .11% (Employee Plans); expected volatility of 56%, 55% and 51% (Long-Term Plans) and 75%, 55% and 51% (Employee Plans); risk-free interest rates of 5.04%, 5.20% and 6.66% (Long-Term Plans) and 1.76%, 3.30% and 6.30% (Employee Plans); and expected lives of 5 years, 6 years and 6 years (Long-Term Plans) and .58 years (Employee Plans). Had compensation expense been recorded based on these hypothetical values, the company's net loss for 2002 and 2001 would have been $752 million and $510 million, or loss per share of $0.43 and $0.29. A similar computation for 2000 would have resulted in net income of $2796 million or diluted earnings per share of $1.57. Because options vest over several years and additional option grants are expected, the effects of these hypothetical calculations are not likely to be representative of similar future calculations.

Summarized information about stock options outstanding under the Long-Term Plans at December 31, 2002, is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number Outstanding at Dec. 31, 2002**	**Weighted-Average Remaining Contractual Life**	**Weighted-Average Exercise Price**	**Number Exercisable at Dec. 31, 2002**	**Weighted-Average Exercise Price**
$ .01 to 8.43	24,562,385	2.6 years	$ 4.26	22,044,352	$ 4.72
8.44 to 25.29	72,462,265	5.3	15.74	62,123,560	14.60
25.30 to 50.59	72,448,324	8.5	34.51	12,869,510	39.01
50.60 to 84.32	20,936,936	7.0	56.96	10,330,608	56.99
$ .01 to 84.32	190,409,910	6.4 years	$25.94	107,368,030	$19.57

At December 31, 2002, the stock options outstanding under the TI Employees 2002 Stock Purchase Plan have an exercise price of $16.75 per share or 85% of the fair market value of the company's common stock on April 1, 2003 (the date of automatic exercise), whichever is lower. No options are outstanding under the TI Employees 1997 Stock Purchase Plan at December 31, 2002, and no further grants can be made under the plan. Of the total outstanding options, none were exercisable at year-end 2002.

At year-end 2002, 90,508,960 shares were available for future grants under the 2000 Long-Term Incentive Plan and 17,151,533 shares under the TI Employees 2002 Stock Purchase Plan. As of year-end 2002, 280,918,870 shares were reserved for issuance under the company's stock option and incentive plans and 20,000,000 shares were reserved for issuance under the TI Employees 2002 Stock Purchase Plan.

In 1997, the company began a stock repurchase program with the goal of reducing the potential dilutive effect of shares to be issued upon the exercise of stock options under the TI Employees 1997 Stock Purchase Plan and the 1996 Long-Term Incentive Plan and predecessor long-term incentive plans. In 1999, as part of the process for the company's acquisition of Telogy Networks, Inc. to qualify as a pooling of interests for accounting purposes, the TI board of directors rescinded the share repurchase program associated with all plans except the Employee Plans. In 2002 and 2001, the TI board of directors approved the repurchases of up to 14 million and 17 million additional shares of the company's common stock. The repurchases are intended to neutralize the potential dilutive effect of shares expected to be issued upon the exercise of stock options under the company's long-term incentive plans and Employee Plans. Treasury shares acquired in connection with the repurchase program and other stock transactions in 2002, 2001 and 2000 were 14,922,210 shares, 11,554,324 shares and 1,880,220 shares. Previously unissued common shares issued for restricted stock units under the 1996 Long-Term Incentive Plan and predecessor long-term incentive plans in 2002, 2001 and 2000 were 32,733 shares, 100,000 shares and 404,000 shares. Treasury shares issued upon exercise of restricted stock units issued under the Texas Instruments Restricted Stock Unit Plan for Directors in 2002, 2001 and 2000 were zero shares, 22,880 shares, and 11,440 shares. Treasury shares issued upon exercise of stock options issued under the Texas Instruments Stock Option Plan for Non-employee Directors in 2002, 2001 and 2000 were zero shares, 10,000 shares and 9,000 shares.

RETIREMENT AND INCENTIVE PLANS

The company provides various retirement plans for employees including pension, savings, deferred profit sharing and retiree health care plans. Incentive plans provide for profit sharing payments and annual performance awards.

Certain profit sharing plans worldwide provide that, depending on the individual plan, a portion of the profit sharing earned by employees may be contributed to a deferred plan. Several investment options are made available to employees for deferred amounts, including TI common stock. While the board of directors of the company has authorized the issuance of 36.9 million shares of previously unissued TI common shares for deferred profit sharing and savings plans worldwide, none has been issued in the three years ended December 31, 2002. Instead, the trustees of these plans worldwide have purchased outstanding TI common shares to fund the requirements of these plans: 12.6 million shares in 2002, 16.8 million shares in 2001 and 16.2 million shares in 2000.

U.S. Retirement Plans: The company provides a defined contribution plan whereby the company contributes 2% of an employee's earnings, and a matched savings program whereby an employee's contribution, up to 4% of the employee's earnings, is matched by the company in cash at a dollar-per-dollar rate. The contributions may be invested at the employee's discretion in several investment funds, including a TI common stock fund. As of December 31, 2002 and 2001, in accordance with the election of employees, TI's U.S. defined contribution plan held shares of TI common stock totaling 69 million shares and 73 million shares valued at $1043 million and $2040 million, respectively. Dividends received on these shares for 2002 and 2001 totaled $6 million and $6 million, respectively.

In lieu of the defined contribution plan described above, most U.S. employees hired prior to December 1, 1997, elected during a 1997 selection period to remain in a prior TI plan. In that plan the company provides a matched savings program whereby an employee's contribution, up to 4% of the employee's earnings (subject to statutory limitations), is matched by the company in cash at the rate of 50 cents per dollar. Available investments are the same as above. The prior TI plan also includes a defined benefit plan with benefits based on an employee's years of service and highest five consecutive years of compensation.

The company's aggregate expense for U.S. employees under the defined contribution and matched savings plans was $46 million in 2002, $51 million in 2001 and $50 million in 2000.

Effective January 1, 2001, new U.S. employees are responsible for the cost of medical benefits during retirement. Employees hired prior to January 1, 2001 are currently eligible to receive, during retirement, specified company-paid medical benefits. The plan is contributory and premiums are adjusted annually. For employees retiring on or after January 5, 1993, the company has specified a maximum annual amount per retiree, based on years of service, that it will pay toward retiree medical premiums. For employees who retired prior to that date, the company maintains a consistent level of cost sharing between the company and the retiree. Employees hired between January 1, 1998 and December 31, 2000, are eligible for retiree medical benefits when they reach 20 years of service, regardless of age. For a 15-year transition period, employees hired prior to 1998 qualify for eligibility under either the 20-year rule or the previous requirement, which was based upon retirement eligibility under the defined benefit pension plan. Coverage eligibility is only available at termination, i.e., no subsequent election to participate is allowable.

Expense of the U.S. defined benefit and retiree health care benefit plans was as follows:

	Millions of Dollars					
	Defined Benefit			Retiree Health Care		
	2002	2001	2000	**2002**	2001	2000
Service cost	**$ 23**	$ 24	$ 27	**$ 2**	$ 3	$ 3
Interest cost	**44**	43	44	**21**	27	25
Expected return on plan assets	**(43)**	(46)	(46)	**(21)**	(24)	(4)
Amortization of prior service cost	**1**	2	2	**(2)**	—	—
Amortization of transition obligation	**—**	(1)	(4)	**—**	—	—
Recognized net actuarial (gain) loss	**2**	1	(3)	**—**	—	—
Total	**$ 27**	$ 23	$ 20	**$ —**	$ 6	$ 24

Settlement and curtailment gains (losses) of the U.S. defined benefit plan recognized in 2002, 2001 and 2000 were ($5) million and zero; $2 million and $1 million; and $8 million and $1 million. For the retiree health care benefit plan, settlement and curtailment gains (losses) were zero and zero in 2002 and 2001 and zero and $6 million in 2000. For the U.S. defined benefit plan, the cost of special termination benefits recognized in 2002, 2001 and 2000 was zero, $33 million and $1 million. For the retiree health care benefit plan, the cost of special termination benefits recognized in 2002, 2001 and 2000 was zero, $18 million and zero. The special termination benefits recognized in 2001 were related to an enhanced voluntary retirement offering and the special termination benefits recognized in 2000 were related to the closing of a facility in Kentucky.

Obligation and asset data for the U.S. defined benefit and retiree health care benefit plans at December 31 were as follows:

	Millions of Dollars			
	Defined Benefit		Retiree Health Care	
	2002	2001	**2002**	2001
Change in projected benefit obligation:				
Benefit obligation at beginning of year	**$ 613**	$ 636	**$ 312**	$ 371
Service cost	**23**	24	**2**	3
Interest cost	**44**	43	**21**	27
Participants' contributions	**—**	—	**17**	12
Benefits paid	**(41)**	(72)	**(50)**	(39)
Plan amendments	**—**	—	**—**	(31)
Actuarial (gain) loss	**60**	62	**33**	(47)
Settlements	**—**	(128)	**—**	—
Curtailments	**—**	15	**—**	(2)
Special termination benefit	**—**	33	**—**	18
Benefit obligation at end of year	**699**	613	**335**	312
Change in plan assets:				
Fair value of plan assets at beginning of year	**439**	612	**264**	306
Actual return on plan assets	**(58)**	(66)	**(20)**	(8)
Employer contribution	**100**	82	**14**	—
Benefits paid	**(35)**	(61)	**(33)**	(34)
Settlements	**—**	(128)	**—**	—
Fair value of plan assets at end of year	**446**	439	**225**	264
Funded status	**(253)**	(174)	**(110)**	(48)
Unrecognized net actuarial (gain) loss	**278**	121	**94**	21
Unrecognized prior service cost	**2**	3	**(30)**	(32)
Accrued U.S. retirement costs at end of year	**$ 27**	$ (50)	**$ (46)**	$ (59)
Amounts recognized in the balance sheet consist of:				
Accrued retirement, noncurrent	**$(177)**	$ (50)	**$ (46)**	$ (59)
Prepaid benefit cost	**36**	—	**—**	—
Intangible asset	**4**	—	**—**	—
Accumulated other comprehensive income	**164**	—	**—**	—
Total	**$ 27**	$ (50)	**$ (46)**	$ (59)

The U.S. defined benefit and retiree health care obligations were determined using assumed discount rates of 6.75% for 2002 and 7.50% from January 1 through April 30 and 7.25% from May 1 through December 31 for 2001. The assumed average long-term pay progression rate was 4.35%. The assumed long-term rate of return on plan assets for the defined benefit plan was 8.0% for 2002 and 9.0% for 2001. Accrued retirement at December 31, 2002 and 2001, includes projected benefit obligations of $699 million and $609 million and accumulated benefit obligations of $585 million and $482 million, versus plan assets of $446 million and $439 million for the plans whose accumulated benefit obligations exceed their assets. The assumed blended long-term rate of return on plan assets for the retiree health care plans was 7.52% for 2002 and 8.02% for 2001. The retiree health care benefit obligation was determined using health care cost trend rates of 9.0% for 2003, decreasing by 1% each year until 2007 when the rate is 5%, and then for 2008 and all future years the ultimate rate of 4.5% is used. Increasing (decreasing) the health care cost trend rates by one percentage point would have increased (decreased) the retiree health care benefit obligation at December 31, 2002, by $15 million/$(14) million and 2002 plan expense by $1 million/$(1) million.

Non-U.S. Retirement Plans: Retirement coverage for non-U.S. employees of the company is provided, to the extent deemed appropriate, through separate defined benefit and defined contribution plans. Defined retirement benefits are based on an employee's years of service and compensation, generally during a fixed number of years immediately prior to retirement.

As of December 31, 2002 and 2001, in accordance with the election of employees, TI's non-U.S. defined contribution plans held shares of TI common stock at the election of employees totaling 1.5 million shares and 1.6 million shares valued at $23 million and $45 million, respectively. Dividends received on these shares for 2002 and 2001 totaled $119 thousand and $124 thousand, respectively.

Expense of the non-U.S. defined benefit plans was as follows:

	Millions of Dollars		
	2002	2001	2000
Service cost	**$ 42**	$ 58	$ 57
Interest cost	**34**	35	37
Expected return on plan assets	**(32)**	(42)	(43)
Amortization of prior service cost	**1**	1	1
Amortization of transition obligation	**2**	2	2
Recognized net actuarial loss	**14**	8	10
Total	**$ 61**	$ 62	$ 64

Settlement and curtailment gains (losses) of the non-U.S. defined benefit plans recognized in 2002, 2001 and 2000 were zero and zero; $(11) million and zero; and $(2) million and zero.

Obligation and asset data for the non-U.S. defined benefit plans at September 30 were as follows:

	Millions of Dollars	
	2002	**2001**
Change in projected benefit obligation:		
Benefit obligation at beginning of year	**$1,158**	$1,231
Service cost	**42**	58
Interest cost	**34**	35
Benefits paid	**(36)**	(45)
Actuarial (gain) loss	**34**	(74)
Amendments	**8**	—
Settlements	—	(29)
Curtailments	—	(18)
Benefit obligation at end of year	**1,240**	1,158
Change in plan assets:		
Fair value of plan assets at beginning of year	**650**	777
Actual return on plan assets	**(54)**	(71)
Employer contribution	**44**	44
Benefits paid	**(34)**	(44)
Settlements	—	(29)
Actuarial gain (loss)	**(14)**	(27)
Fair value of plan assets at end of year	**592**	650
Funded status	**(648)**	(508)
Unrecognized net actuarial loss	**399**	295
Unrecognized prior service cost	**12**	5
Unrecognized transition obligation	**3**	5
Adjustments from Sept. 30 to Dec. 31	**(10)**	(2)
Accrued non-U.S. retirement costs at end of year	**$ (244)**	$ (205)
Amounts recognized in the balance sheet consist of:		
Accrued retirement, current	**$ (3)**	$ (5)
Accrued retirement, noncurrent	**(554)**	(377)
Prepaid benefit cost	**16**	16
Intangible asset	**25**	4
Accumulated other comprehensive income	**272**	157
Total	**$ (244)**	$ (205)

The range of assumptions used for the non-U.S. defined benefit plans reflects the different economic environments within the various countries. The defined benefit obligations were determined as of September 30 using a range of assumed discount rates of 2.25% to 5.5% for 2002 and 2.25% to 6.0% for 2001 and a range of assumed average long-term pay progression rates of 3.0% to 4.0% for 2002 and 3.0% to 5.0% for 2001. The range of assumed long-term rates of return on plan assets was 5.0% to 6.0% for 2002 and 2001. Accrued retirement at September 30, 2002 and 2001, includes projected benefit obligations of $1240 million and $970 million, and accumulated benefit obligations of $1000 million and $795 million, versus plan assets of $592 million and $487 million for the plans whose accumulated benefit obligations exceed their assets.

RESTRUCTURING ACTIONS

Semiconductor Severance Action: In late 2002, the company announced a plan to involuntarily terminate about 500 employees, primarily in manufacturing operations, to align resources with market demand. In the third and fourth quarters of 2002, the company terminated 54 and 434 employees, respectively. Of the total 488 employees terminated, 450 were in U.S. locations while the remaining employees were in some of the company's international locations. The company recorded net pretax charges of $17 million in severance and benefit costs, of which $11 million was included in cost of revenue, $4 million in selling, general and administrative expense, and $2 million in research and development expense. As of December 31, 2002, all employees have been terminated and a balance of $9 million of severance and benefit costs remains to be paid. Payments are expected to be completed in 2003.

In the first quarter of 2001, the company began an aggressive worldwide cost-reduction plan to limit the impact of reduced revenue on profitability. The elements of the cost-reduction plan were a voluntary retirement program, involuntary terminations and the consolidation of certain manufacturing operations including the closing of three Semiconductor facilities in Santa Cruz, California; Merrimack, New Hampshire; and Tustin, California. Employees affected by this plan, primarily in manufacturing operations, totaled 5724.

Voluntary/Involuntary Programs in U.S.: In the first quarter of 2001, the company announced a voluntary retirement program and a plan to involuntarily terminate employees in some of its U.S. locations. Of the total 5724 affected employees, 329 were in the company's location in Massachusetts and 2038 were in other U.S. locations, primarily in Texas. The company recorded net pretax charges of $153 million in severance and benefit costs, of which $107 million was included in cost of revenue, $48 million in selling, general, and administrative expense, $1 million in research and development expense, and $3 million in other income. As of December 31, 2002, all employees have been terminated, all payments are complete and no balance remains.

Semiconductor Site Closings in U.S.: In the first and second quarters of 2001, the company announced a plan to consolidate certain manufacturing operations resulting in the closing of three Semiconductor facilities. Of the total 5724 affected employees, 1159 were in the company's locations in California and New Hampshire. The company recorded net pretax charges of $88 million, of which $31 million was for severance and benefit costs, $46 million was for the acceleration of depreciation on the facilities' assets over the remaining service life of the sites, and $11 million was for various other payments. Of the $31 million severance and benefit costs, $27 million was included in cost of revenue, and $4 million was included in selling, general, and administrative expense. The remaining $57 million of charges were included in cost of revenue. As of December 31, 2002, all three facilities have been closed, all employees have been terminated, and a balance of $3 million of severance and benefit costs remains to be paid. Payments are expected to be completed in 2003. One of the facilities was sold in the fourth quarter of 2001 and the other two facilities are being marketed for sale.

In 2002, the company continued to record acceleration of depreciation of $15 million on the Semiconductor facility in New Hampshire. This acceleration of depreciation was included in cost of revenue. In addition, $5 million of additional severance and benefit costs was recorded related to these facility closings. The $5 million was included in cost of revenue. As of December 31, 2002, payments are complete and no balance remains.

Semiconductor International Restructuring Actions: In the first quarter of 2001, the company announced a voluntary retirement program and a plan to involuntarily terminate employees in some of its international locations. Of the total 5724 affected employees, 471 were in the company's locations in Europe, 1075 were in the company's locations in Asia and 652 were in the company's locations in Japan. The company recorded net pretax charges of $116 million of severance and benefit costs, of which $56 million was included in cost of revenue, $48 million was included in selling, general, and administrative expense, and $12 million was included in research and development expense. As of December 31, 2002, all employees have been terminated and a balance of $29 million of severance and benefit costs remains to be paid. Payments are expected to continue through 2007, of which $13 million is to be paid in 2003, $5 million in 2004, $5 million in 2005, and $3 million in both 2006 and 2007.

In 2000, the company recorded restructuring charges related to a site closing and various severance actions.

Sensors & Controls Site Closing: In the first quarter of 2000, the company recorded net pretax charges of $13 million, associated with the closing of the Sensors & Controls manufacturing facility in Versailles, Kentucky. Of the $13 million charge, $12 million was for severance for the elimination of 480 jobs. As of December 31, 2002, all severance costs had been paid. Of the $13 million charge, $9 million is included in cost of revenue, and $4 million is in selling, general and administrative expense.

Semiconductor and Sensors & Controls Severance Actions: In the third quarter of 2000, the company recorded net pretax charges of $19 million for several Semiconductor and Sensors & Controls restructuring actions in the company's locations in the U.S., Japan, and Europe. The $19 million was for severance charges associated with the reduction of 432 jobs. As of December 31, 2002, $17 million of severance costs had been paid. Of the $19 million net charge, $12 million is included in cost of revenue, and $7 million is in selling, general and administrative expense.

Educational & Productivity Solutions Severance Action: In the fourth quarter of 2000, the company recorded a net pretax charge of $3 million, included in selling, general and administrative expense, for severance actions by Educational & Productivity Solutions affecting 51 jobs in its European and U.S. locations. At December 31, 2001, this action was complete and all severance costs had been paid.

Prior Actions: In years prior to 2000, actions were taken to terminate employees primarily in the company's European locations. There were also restructuring reserves booked for the closing of a facility in Texas and for a warranty associated with the sale of the company's software business unit. At the beginning of 2002, this reserve balance was $37 million. In 2002, the Texas facility was sold and the warranty period expired. As a result, the $8 million Texas facility reserve was reversed, the $20 million warranty reserve was reversed and $6 million of severance was paid. As of December 31, 2002, a balance of $3 million in severance and benefit costs remains to be paid. Payments are expected to continue through 2004, of which $2 million is to be paid in 2003 and $1 million in 2004.

The following is a reconciliation of individual restructuring accruals (in millions of dollars).

			2000			2001			2002	
Description*	**Total**	**Balance, prior actions primarily severance and business divestiture-related**	**S&C site closing**	**SC and S&C actions**	**E&PS severance action**	**Voluntary/ involuntary program in U.S.**	**SC site closings in U.S.**	**SC international restructuring actions**	**SC site closings in U.S.**	**SC severance action**
BALANCE DECEMBER 31,1999	$ 76	$ 76								
CHARGES:										
Severance charges	34		$12	$19	$ 3					
Various charges	1		1							
DISPOSITIONS:										
Severance payments	(26)	(16)	(1)	(9)						
Various payments	(2)	(2)								
Non-cash change in estimates	(13)	(12)	(1)	—	—					
BALANCE DECEMBER 31, 2000	70	46	11	10	3					
CHARGES:										
Severance charges	293					$ 149	$ 31	$113		
Non-cash write-down of assets	46						46			
Various charges	18					4	11.	3		
DISPOSITIONS:										
Severance payments	(258)	(9)	(9)	(8)	(3)	(136)	(16)	(77)		
Non-cash write-down of assets	(46)						(46)			
Various payments	(3)						(3)			
Non-cash change in estimates	(1)	—	—	(1)	—	—	—	—		
BALANCE DECEMBER 31, 2001	119	37	2	1	—	17	23	39		
CHARGES:										
Non-cash acceleration of depreciation	**15**								**$ 15**	
Severance charges	**22**								**5**	**$17**
DISPOSITIONS:										
Sale of facility	**(8)**	**(8)**								
Non-cash transfer to accumulated depreciation	**(15)**								**(15)**	
Non-cash change in estimates	**(23)**	**(20)**					**(3)**			
Severance payments	**(65)**	**(6)**	**(2)**	—	—	**(17)**	**(17)**	**(10)**	**(5)**	**(8)**
BALANCE DECEMBER 31, 2002	**$ 45**	**$ 3**	**$—**	**$ 1**	**$—**	**$ —**	**$ 3**	**$ 29**	**$ —**	**$ 9**

Note: All charges/dispositions are cash items unless otherwise noted.

*Abbreviations

SC = Semiconductor Business
S&C = Sensors & Controls Business
E&PS = Educational & Productivity Solutions Business

BUSINESS SEGMENT AND GEOGRAPHIC AREA DATA

Texas Instruments develops, manufactures and sells a variety of products used in the commercial electronic and electrical equipment industry, primarily for industrial and consumer markets.

TI has three principal businesses: Semiconductor, Sensors & Controls and Educational & Productivity Solutions. Each of these is a business segment, with its respective financial performance detailed in this report.

Semiconductor consists of digital signal processors, analog integrated circuits, standard logic devices, application-specific integrated circuits, reduced instruction-set computing microprocessors, microcontrollers and digital imaging devices. They are sold to original-equipment manufacturers (OEMs), original-design manufacturers (ODMs), contract manufacturers and distributors. An OEM designs and sells under its own brand products that it has manufactured or contracted others to manufacture for it. An ODM designs and manufactures products for others to sell under their brands.

Sensors & Controls consists primarily of sensors, electrical and electronic controls, and radio frequency identification systems for automotive and industrial markets. They are sold to OEMs and distributors.

Educational & Productivity Solutions includes graphing and other educational calculators, which are marketed primarily through retailers and to schools through instructional dealers.

Operating profits of the three principal businesses exclude the effects of special charges and gains and acquisition-related amortization, but include the effects of profit sharing. The results for Semiconductor include the effects of all royalty revenue from semiconductor-related cross-license agreements. Business assets are the owned or allocated assets used by each business.

Included in corporate activities are general corporate expenses, elimination of intersegment transactions (which are generally intended to approximate market prices), and royalty revenue from computer-related cross-license agreements. Assets of corporate activities include unallocated cash, short-term investments, noncurrent investments and deferred income taxes.

Divested activities include the historical operating results and assets of the materials portion of Sensors & Controls (sold in 2000), the memory business unit of Semiconductor (sold in 1998) and other smaller divestitures.

Business Segment Net Revenue

	Millions of Dollars		
	2002	**2001**	**2000**
Semiconductor			
Trade	**$6,934**	$6,767	$10,267
Intersegment	**10**	17	17
	6,944	6,784	10,284
Sensors & Controls			
Trade	**954**	955	1,029
Intersegment	**4**	3	1
	958	958	1,030
Educational & Productivity Solutions			
Trade	**494**	465	446
Corporate activities	**(13)**	(18)	3
Divested activities	**—**	12	112
Total	**$8,383**	$8,201	$11,875

Business Segment Profit (Loss)

	Millions of Dollars		
	2002	**2001**	**2000**
Semiconductor	**$ 254**	$(155)	$2,607
Sensors & Controls	**214**	192	191
Educational & Productivity Solutions	**154**	132	111
Corporate activities	**(182)**	(170)	(234)
Special charges/gains and acquisition-related amortization, net of applicable profit sharing	**(772)**	(575)	1,429
Interest on loans/other income (expense) net, excluding 2002 net charges of $620, 2001 net gains of $11 and 2000 net gains of $1,791 included above in Special charges/gains and acquisition-related amortization	**(14)**	144	447
Divested activities	**—**	6	27
Income (loss) before income taxes and cumulative effect of an accounting change	**$(346)**	$(426)	$4,578

Details of special charges and gains are as follows:

	Millions of Dollars		
	2002	**2001**	**2000**
Semiconductor manufacturing operations alignment	**$ (17)**	$ —	$ —
Voluntary/involuntary program in U.S.	—	(153)	—
Semiconductor site closings in U.S.	**(20)**	(88)	—
International restructuring actions	—	(116)	—
Semiconductor and Sensors & Controls restructuring and other actions, of which $11 was included in other income (expense) net	—	—	(41)
Gain on sale of Micron common stock	—	—	1,636
Gain on sale of the memory business unit	—	—	88
Gain on sale of the materials operation	—	—	56
Write-down of investment in Micron common stock	**(638)**	—	—
Reversal of warranty reserve	**20**	—	—
Acquisition-related amortization	**(115)**	(229)	(160)
Purchased in-process R&D charges	**(1)**	—	(112)
Pooling of interests transaction costs	—	—	(50)
Other	**(1)**	11	12
Total	**$(772)**	$(575)	$1,429

Business Segment Assets

	Millions of Dollars		
	2002	**2001**	**2000**
Semiconductor	**$ 6,251**	$ 6,934	$ 8,228
Sensors & Controls	**383**	415	499
Educational & Productivity Solutions	**96**	94	124
Corporate activities	**7,949**	8,336	8,869
Total	**$14,679**	$15,779	$17,720

Business Segment Property, Plant and Equipment Additions and Depreciation

	Millions of Dollars		
	2002	**2001**	**2000**
Additions			
Semiconductor	**$718**	$1,699	$2,615
Sensors & Controls	**26**	29	65
Educational & Productivity Solutions	**1**	1	1
Corporate activities	**57**	61	78
Divested activities	—	—	3
Total	**$802**	$1,790	$2,762

	Millions of Dollars		
	2002	**2001**	**2000**
Depreciation			
Semiconductor	**$1,470**	$1,461	$1,115
Sensors & Controls	**39**	43	45
Educational & Productivity Solutions	**1**	1	1
Corporate activities	**64**	94	49
Divested activities	—	—	6
Total	**$1,574**	$1,599	$1,216

The following geographic area data include trade revenue, based on product shipment destination and royalty payor location, and property, plant and equipment based on physical location:

Geographic Area Net Trade Revenue

	Millions of Dollars		
	2002	**2001**	**2000**
United States	**$1,941**	$2,284	$ 3,209
Japan	**1,429**	1,430	2,119
Europe	**1,649**	1,637	2,491
Asia-Pacific	**2,935**	2,320	3,157
Other	**429**	530	899
Total	**$8,383**	$8,201	$11,875

Geographic Area Property, Plant and Equipment (Net)

	Millions of Dollars		
	2002	**2001**	**2000**
United States	**$3,442**	$3,940	$3,825
Japan	**446**	577	634
Europe	**450**	590	384
Asia-Pacific	**406**	436	524
Other	**50**	46	80
Total	**$4,794**	$5,589	$5,447

Major Customer

During 2002, sales to the Nokia group of companies accounted for 12% of the company's consolidated revenue. During 2001 and 2000, no customer accounted for more than 10% of the company's revenue.

INCOME TAXES

Income (Loss) before Provision (Benefit) for Income Taxes and Cumulative Effect of an Accounting Change

	Millions of Dollars		
	U.S.	Non-U.S.	Total
2002	**$ (618)**	**$272**	**$ (346)**
2001	(791)	365	(426)
2000	3,944	634	4,578

Provision (Benefit) for Income Taxes

	Millions of Dollars			
	U.S. Federal	Non-U.S.	U.S. State	Total
2002				
Current	**$ (165)**	**$156**	**$ (6)**	**$ (15)**
Deferred	**(22)**	**38**	**(3)**	**13**
Total	**$ (187)**	**$194**	**$ (9)**	**$ (2)**
2001				
Current	$ (417)	$173	$—	$ (244)
Deferred	(55)	71	3	19
Total	$ (472)	$244	$ 3	$ (225)
2000				
Current	$1,119	$328	$51	$1,498
Deferred	91	(98)	—	(7)
Total	$1,210	$230	$51	$1,491

Principal reconciling items from income tax computed at the statutory federal rate follow.

	Millions of Dollars		
	2002	2001	2000
Computed tax at statutory rate	**$(121)**	$(149)	$1,602
Non-deductible acquisition-related costs	**18**	54	74
Effect of non-U.S. rates	**(7)**	(6)	(102)
Research and experimental tax credits	**(63)**	(62)	(64)
Effect of U.S. state income taxes	**(6)**	—	33
Valuation allowance for Micron investment	**223**	—	—
U.S. tax benefits on foreign sales	**(8)**	(30)	(2)
Other	**(38)**	(32)	(50)
Total provision (benefit) for income taxes	**$ (2)**	$(225)	$1,491

Provision has been made for deferred taxes on undistributed earnings of non-U.S. subsidiaries to the extent that dividend payments from such companies are expected to result in additional tax liability. The remaining undistributed earnings (approximately $1293 million at December 31, 2002) have been indefinitely reinvested; therefore, no provision has been made for taxes due upon remittance of these earnings. Determination of the amount of unrecognized deferred tax liability on these unremitted earnings is not practicable.

The primary components of deferred income tax assets and liabilities at December 31 were as follows:

	Millions of Dollars	
	2002	**2001**
Deferred income tax assets:		
Accrued retirement costs (pension and retiree health care)	**$ 311**	$ 218
Inventories and related reserves	**388**	269
Accrued expenses	**229**	353
Deferred loss and tax credits	**276**	260
Investments	**277**	—
Other	**133**	61
	1,614	1,161
Less valuation allowance	**(246)**	(13)
	1,368	1,148
Deferred income tax liabilities:		
Investments	**—**	(195)
Property, plant and equipment	**(257)**	(213)
Intangibles	**(29)**	(72)
International earnings	**(11)**	2
Other	**(37)**	(26)
	(334)	(504)
Net deferred income tax asset	**$1,034**	$ 644

As of December 31, 2002 and 2001, the net deferred income tax asset of $1034 million and $644 million was presented in the balance sheet, based on tax jurisdiction, as deferred income tax assets of $1163 million and $975 million and deferred income tax liabilities of $(129) million and $(331) million. The valuation allowance shown above primarily relates to the write-down of the Micron common stock and was recorded due to the unlikelihood of realization of the tax benefits associated with this capital loss. The company makes an ongoing assessment regarding the realization of U.S. and non-U.S. deferred tax assets. While these assets are not assured of realization, the Company's assessment is that a valuation allowance is not required for the remaining balance of the deferred tax assets. This assessment is based on the company's evaluation of relevant criteria including the existence of (i) deferred tax liabilities that can be used to absorb deferred tax assets, (ii) taxable income in prior carryback years, and (iii) future taxable income.

The company has aggregate U.S. and non-U.S. tax loss carryforwards of approximately $73 million. Of this amount, $72 million expires through the year 2015, and $1 million of the loss carryforwards has no expiration.

Income taxes paid net of refunds were $(42) million, $81 million and $1222 million for 2002, 2001 and 2000.

COMMITMENTS AND CONTINGENCIES

Operating Leases

The company conducts certain operations in leased facilities and also leases a portion of its data processing and other equipment. The lease agreements frequently include purchase and renewal provisions and require the company to pay taxes, insurance and maintenance costs. In addition, the company has licenses for software that are accounted for as operating leases.

Rental and lease expense was $135 million in 2002, $162 million in 2001 and $161 million in 2000. Software license expense was $104 million in 2002, $96 million in 2001, and $102 million in 2000.

At December 31, 2002, the company was committed under noncancelable leases and licenses with minimum payments in succeeding years as follows:

	Millions of Dollars
2003	$152
2004	131
2005	65
2006	24
2007	15
Thereafter	85

General

The company is subject to various legal and administrative proceedings. Although it is not possible to predict the outcome of these matters, the company believes that the results of these proceedings will not have a material adverse effect upon its financial condition, results of operations or liquidity.

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors
Texas Instruments Incorporated

We have audited the accompanying consolidated balance sheets of Texas Instruments Incorporated and subsidiaries (the Company) at December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas Instruments Incorporated and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in the Accounting Policies and Practices footnote to the financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets, and in 2000 the Company changed its method of accounting for revenue recognition.

Dallas, Texas
January 22, 2003

Ernst + Young LLP

Summary of Selected Financial Data

Years Ended December 31,	Millions of Dollars, Except Per-share Amounts 2002	2001	2000	1999	1998
Net revenue	**$8,383**	$8,201	$11,875	$9,759	$8,875
Operating costs and expenses	**8,095**	8,783	9,536	8,004	8,419
Profit (loss) from operations	**288**	(582)	2,339	1,755	456
Other income (expense) net	**(577)**	217	2,314	403	301
Interest on loans	**57**	61	75	76	76
Income (loss) before provision for income taxes and cumulative effect of an accounting change	**(346)**	(426)	4,578	2,082	681
Provision (benefit) for income taxes	**(2)**	(225)	1,491	631	229
Income (loss) before cumulative effect of an accounting change	**$ (344)**	$ (201)	$ 3,087	$1,451	$ 452
Diluted earnings (loss) per common share before cumulative effect of an accounting change	**$ (.20)**	$ (.12)	$ 1.73	$ .83	$ .26
Basic earnings (loss) per common share before cumulative effect of an accounting change	**$ (.20)**	$ (.12)	$ 1.80	$ .86	$ .27
Dividends declared per common share	**$ .085**	$ .085	$ .085	$ .085	$ .064
Average common and dilutive potential common shares outstanding during year, in thousands*	**1,733,343**	1,734,506	1,791,630	1,749,659	1,711,145

* For the years ended December 31, 2002 and 2001, dilutive potential common shares outstanding have been excluded due to the net loss for the period.

December 31,	Millions of Dollars 2002	2001	2000	1999	1998
Working capital	**$ 4,192**	$ 4,195	$ 5,302	$ 3,656	$ 2,914
Property, plant and equipment (net)	**4,794**	5,589	5,447	3,933	3,543
Total assets	**14,679**	15,779	17,720	15,427	11,829
Long-term debt	**833**	1,211	1,216	1,099	1,031
Stockholders' equity	**10,734**	11,879	12,588	9,578	7,010
Employees	**34,589**	34,724	42,481	39,597	38,064
Stockholders of record	**26,884**	29,985	30,043	27,706	30,659

See Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following should be read in conjunction with the consolidated financial statements and the related notes that appear elsewhere in this document.

2002 RESULTS OF OPERATIONS COMPARED WITH 2001

TI's net revenue was $8383 million, up 2 percent from $8201 million in 2001 due to growth in Digital Signal Processors (DSPs). For 2002, gross profit increased over 2001 primarily due to higher Semiconductor factory utilization levels that followed significant inventory reductions in 2001.

Semiconductor revenue was $6944 million, up 2 percent from $6784 million in 2001 due to increased shipments. Sensors & Controls revenue was $958 million, about even with 2001, and Educational & Productivity Solutions (E&PS) revenue was $494 million, up from $465 million in 2001 due to increased shipments.

Cost of revenue was $5313 million or 63.4 percent of revenue, compared to $5824 million or 71.0 percent of revenue in 2001. Cost of revenue decreased primarily due to higher factory utilization levels that followed significant inventory reductions in 2001, as well as lower restructuring costs.

Gross profit increased over 2001 due to lower cost of revenue.

Research and development (R&D) expense increased to $1619 million, from $1598 million in 2001, due to process and product development in Semiconductor. R&D expense as a percent of revenue was about even with 2001.

Selling, general and administrative (SG&A) expense was $1163 million, down from $1361 million in 2001, due to lower restructuring charges and the cessation of amortization of goodwill. SG&A expense as a percent of revenue declined 2.7 percentage points due to lower SG&A expense. In 2001, amortization of goodwill was $97 million.

Operating profit increased $870 million from 2001 due to higher gross profit.

Other income (expense) net (OI&E), which includes interest income, investment gains (losses) and other items, decreased $794 million primarily due to non-cash write-downs of certain stock holdings in the company's investment portfolio. TI carries its public stock holdings at current market value on its balance sheet and records an impairment write-down against current earnings if a stock's value declines below its cost basis and the decline is deemed to be other-than-temporary. In the fourth quarter of 2002, the company recorded a $638 million write-down of its Micron Technology, Inc. (Micron) common stock. TI received this stock in connection with the sale of its memory business unit to Micron in 1998. The company established a valuation allowance against the deferred tax asset associated with the write-down of its Micron common stock due to the unlikelihood of the realization of the tax benefits associated with this capital loss. Consequently, the write-down reduced net income by $638 million and reduced earnings by $0.37 per share.

Interest income declined 34 percent or $63 million from 2001 as the impact of lower interest rates more than offset the effect of TI's higher cash balances.

The effective tax rate was a benefit of 0.5 percent. The company's effective tax rate differs from the 35 percent corporate statutory rate due to various tax benefits such as the credit for research activities, offset by the effect of the valuation allowance on the write-down of the Micron stock.

Orders were $8403 million, compared with $6825 million in 2001, due to Semiconductor.

Additional information appears below under the heading Special Charges, Gains and Other Items.

Statement of Operations Selected Items

(Millions of Dollars, Except Per-share Amounts)

	For Years Ended December 31,	
	2002	**2001**
Net revenue	**$8,383**	$8,201
Cost of revenue	**5,313**	5,824
Gross profit	**3,070**	2,377
Gross profit % of revenue	**36.6%**	29.0%
Research and development (R&D)	**1,619**	1,598
R&D % of revenue	**19.3%**	19.5%
Selling, general and administrative (SG&A)	**1,163**	1,361
SG&A % of revenue	**13.9%**	16.6%
Profit (loss) from operations	**288**	(582)
Operating income (loss) % of revenue	**3.4%**	(7.1)%
Other income (expense) net	**(577)**	217
Interest on loans	**57**	61
Income (loss) before income taxes	**(346)**	(426)
Provision (benefit) for income taxes	**(2)**	(225)
Net income (loss)	**$ (344)**	$ (201)
Earnings (loss) per common share (EPS)	**$ (.20)**	$ (.12)

Competitive Position

TI's competitive position strengthened considerably in 2002. TI's DSP revenue grew 30 percent for the year, more than twice as fast as the DSP market overall. This reflects the company's focus on markets with the best growth opportunities and the ability of TI's signal processing solutions to address those opportunities. Even in the anemic economic climate of the past year, TI's revenue growth from wireless communications and digital consumer electronics was strong.

TI used its financial strength to push ahead with strategic R&D that it believes further distances the company from its competitors. TI's OMAP™ platform for wireless communications is now shipping to major cell-phone and PDA manufacturers. TI's new DSP-based Digital Media platform is enabling some of the world's most popular consumer electronics devices, including digital cameras and camcorders as well as handheld multimedia jukeboxes that record, store and play digital audio and video.

Operationally, TI made progress in ramping high-volume production on its 130-nanometer manufacturing process. Three TI factories are delivering products using this technology today, and TI already has shipped more than 10 million chips across 15 different product lines. Further extending its lead, TI recently delivered samples of a GPRS wireless digital baseband manufactured with 90-nanometer process technology. This baseband chip is fully functional, and TI expects to begin volume deliveries in the fourth quarter of 2003.

Outlook

TI enters 2003 with strong product positions, solid customer relationships and leading-edge manufacturing technology. The company believes its own inventory and inventory in the channels are at appropriate levels, and marginal production costs are low. As a result, increased revenue levels should fall through to the bottom line at a high rate.

For the first quarter of 2003, compared with the fourth quarter of 2002, TI expects: total revenue to be about even, Semiconductor revenue to be about even, Sensors & Controls revenue to be about even, and E&PS revenue to increase about 10 percent. Operating margin is expected to be about 6 percent of revenue. Earnings per share (EPS) are expected to be about $0.06, plus or minus a few cents.

The first quarter's financial results are expected to include $27 million of amortization of acquisition-related costs and a $10 million charge associated with the redemption of $250 million in convertible notes (see Financial Condition).

For 2003, TI expects: R&D to be about $1.7 billion and capital expenditures to be about $800 million. Depreciation expense will decline in 2003, to about $1.4 billion. The effective tax rate is expected to be about 24 percent.

Semiconductor

For the year 2002:

- Semiconductor revenue was $6944 million, up 2 percent from 2001.
  - Analog revenue grew 3 percent compared with 2001 due to increased shipments across a range of products. In 2002, about 40 percent of total Semiconductor revenue came from Analog.
  - DSP revenue grew 30 percent compared with 2001 due to increased wireless shipments. In 2002, about 30 percent of total Semiconductor revenue came from DSP.
  - TI's remaining Semiconductor revenue declined 17 percent compared with 2001 as declines in ASIC and other products more than offset growth in Digital Light Processing™ (DLP™) products. RISC processors, ASIC, microcontrollers, standard logic, DLP and royalties were each about 5 percent of TI's Semiconductor revenue for the year.
- Semiconductor gross profit was $2559 million, or 36.8 percent of revenue. Gross profit increased 20 percent from 2001, reflecting higher factory utilization levels that followed significant inventory reductions in 2001.
- Operating profit was $254 million, an increase of $409 million compared with 2001 due to higher gross profit.

In 2002, TI's Semiconductor revenue in key markets was as follows:

- Wireless revenue grew 45 percent due to a significant increase in shipments of new 2.5G products, which have higher prices than prior-generation products as a result of increased performance and system-integration levels. In 2002, about 30 percent of total Semiconductor revenue came from wireless.
- Revenue from TI's catalog products, composed of high-performance analog and catalog DSP, declined 7 percent due to lower shipments of mature products. In 2002, about 15 percent of total Semiconductor revenue came from catalog products.
- Broadband communications revenue, which includes DSL and cable modems, voice over packet (VoP), and wireless local area networks (WLANs), declined 40 percent due to decreased shipments. In 2002, less than 5 percent of total Semiconductor revenue came from broadband communications.

For the year, Semiconductor orders increased 28 percent to $6951 million, due to higher demand for Analog and DSP products.

Sensors & Controls

For the year, revenue was $958 million, about even with 2001. Despite generally weak market conditions, this segment benefited from new product introductions and market share gains in sensors for the automotive market.

Gross profit was $329 million, or 34.3 percent of revenue, up $28 million from 2001 due to greater manufacturing efficiencies.

Operating profit increased to $214 million from $192 million. The gains in operating profit were due to higher gross profit.

Both gross profit and operating profit reached record levels for the year. Sensors & Controls has increased its operating margin every year for each of the last six years, more than doubling it in the process.

Educational & Productivity Solutions

For the year, E&PS revenue increased 6 percent, to $494 million, due to increased shipments of graphing calculators in the educational market.

Gross profit was $261 million, or 52.8 percent of revenue, up $25 million from 2001 due to improved product mix.

Operating profit was $154 million, up 17 percent compared with 2001 due to higher gross profit.

Both gross profit and operating profit reached record levels for the year. E&PS has increased its operating margin every year for each of the last six years, more than doubling it in the process.

Financial Condition

TI's financial position is strong. For 2002, total cash (cash and cash equivalents plus short-term investments and long-term cash investments) increased by $791 million to $4142 million. Cash flow from operations was $1992 million. Free cash flow (cash flow from operations minus capital expenditures) increased by $1161 million to $1190 million due to lower capital expenditures in 2002.

Accounts receivable increased from $1078 million at the end of 2001 to $1217 million due to higher fourth-quarter 2002 revenue that was partially offset by improved collections. Days sales outstanding were 51 days at the end of 2002 compared with 54 days at the end of 2001.

Inventory increased from $751 million at the end of 2001 to $790 million at the end of 2002 to support higher Semiconductor shipment levels. Days of inventory were 52 days at the end of 2002, up from 49 days at the end of 2001.

Capital expenditures totaled $802 million in 2002, compared with $1790 million in 2001, due to lower manufacturing equipment purchases. During 2001, the company upgraded three analog fabrication facilities to 200-millimeter wafers.

In 2002, depreciation was $1574 million, compared with $1599 million in 2001.

The company took several actions with regard to its retirement plans during 2002. TI made the maximum tax-deductible contribution of $114 million to its U.S. retirement plans. In addition, for its U.S. pension plan, the company reduced the long-term return on asset assumption from 9 percent to 8 percent and the discount rate assumption from 7.5 percent (January 1 through April 30, 2001) and 7.25 percent (May 1 through December 31, 2001) to 6.75 percent for 2002. For its international pension plans, the company reduced its discount rate assumption from a range of 2.25 percent to 6.0 percent for 2001 to a range of 2.25 percent to 5.5 percent for 2002. As of December 31, 2002, TI's minimum pension liability was $465 million compared to $161 million at December 31, 2001. The increase in the minimum pension liability resulted primarily from the decline in the value of plan assets and the reduction in the assumed rate of return on plan assets.

TI elected to redeem its $250 million 4.25% Convertible Notes due in 2007. These notes were issued in February of 2000 by Burr-Brown Corporation, which was acquired by TI in August of 2000. Notice of redemption was mailed on January 22, 2003, to holders of the notes. The notes will be redeemed in February 2003 at a redemption price equal to 102.429% of the principal amount of the notes, plus accrued interest. The redemption will result in a charge of $10 million in the first quarter of 2003. Because the bank letters of credit guaranteeing these convertible notes were fully collateralized, this redemption has not adversely affected TI's cash position.

The company adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets effective January 1, 2002. Under SFAS No. 142, goodwill is no longer amortized but is reviewed for impairment annually, or more frequently if certain indicators arise. The company completes its annual goodwill impairment tests as of October 1 of each year for all its reporting units. Based on an analysis of economic characteristics and how the company operates its business, the company has designated its business segments as its reporting units. As required by the statement, intangible assets that do not meet the criteria for recognition apart from goodwill must be reclassified to goodwill. With the adoption of the statement, the company ceased amortization of goodwill as of January 1, 2002, and reclassified $14 million (net of tax) of intangibles, primarily relating to acquired workforce intangibles, to goodwill.

The company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, effective January 1, 2002. The statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations for a Disposal of a Segment of a Business. As of the adoption date, the statement did not affect the financial condition or results of operations of the company.

In July 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which supersedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred as opposed to the date an entity commits to an exit plan. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The company will adopt SFAS No. 146 as of January 1, 2003, for any exit or disposal activities after that date.

In December 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This Interpretation expands the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis and will be adopted by the company as of January 1, 2003, for any guarantees issued or modified after that date. As required by the Interpretation, the company has adopted the disclosure requirements for the year ended December 31, 2002.

Liquidity and Capital Resources

At the end of 2002, the debt-to-total capital ratio was 0.10, unchanged from 2001. This ratio reflects the company's view that it is prudent to maintain a low debt level considering the volatile nature of the semiconductor industry.

Net cash provided by operating activities increased $173 million to $1992 million in 2002. Free cash flow increased by $1161 million to $1190 million in 2002 due to lower capital expenditures totaling $802 million in 2002.

Net cash used in investing activities was $1109 million for 2002, versus $1626 million for 2001. The reduction in capital expenditures more than accounts for the lower level as additions to property, plant and equipment fell to $802 million from $1790 million in 2001. In addition, in order to take advantage of higher yields, as of year-end 2002, the company had $1130 million in long-term cash investments (i.e., fixed-income, investment-grade securities with maturities between thirteen and twenty-four months). Sales and maturities of short-term cash investments exceeded the amount purchased by $1536 million.

For 2002, net cash used in financing activities totaled $379 million versus $491 million in 2001. In 2002, the company used $370 million of cash to repurchase approximately 14.7 million shares of its common stock compared with $395 million used to repurchase approximately 11.5 million shares of common stock in 2001. These repurchases are intended to neutralize the potential dilutive effect of shares expected to be issued upon exercise of stock options under the company's long-term incentive and employee stock purchase plans. Also, the company paid a total of $147 million of common stock dividends in each of 2002 and 2001.

The company's primary source of liquidity is $949 million of cash and cash equivalents, $2063 million of short-term investments, and $1130 million of long-term cash investments, totaling $4142 million. Another source of liquidity is authorized borrowings of $600 million for commercial paper, backed by a 364-day revolving credit facility, which is currently not utilized. The company maintains the ability to issue up to $1.0 billion in debt under a U.S. Securities and Exchange Commission shelf registration. As of December 31, 2002, the company also has equity investments of

$808 million, including 57 million shares ($555 million) of highly-liquid Micron common stock. The company believes it has the necessary financial resources to fund its working capital needs, capital expenditures, dividend payments and other business requirements for at least the next 12 months.

Net deferred tax assets increased from $644 million at the end of 2001 to $1034 million at the end of 2002. The increase was primarily due to the decline in the fair value of investments and the increase in the minimum pension liability at the end of 2002.

The 2002 deferred tax assets are net of a valuation allowance of $246 million. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. The company established a valuation allowance related to the write-down of the Micron common stock due to the unlikelihood of the realization of the tax benefits associated with this capital loss. The company makes an ongoing assessment regarding the realization of U.S. and non-U.S. deferred tax assets. While these assets are not assured of realization, the company's assessment is that a valuation allowance is not required for the remaining balance of the deferred tax assets. This assessment is based on the company's evaluation of relevant criteria including the existence of (i) deferred tax liabilities that can be used to absorb deferred tax assets, (ii) taxable income in prior carryback years, and (iii) future taxable income.

ACCOUNTING POLICIES

In preparing its consolidated financial statements in conformity with accounting principles generally accepted in the United States, the company uses statistical analyses, estimates and projections that affect the reported amounts and related disclosures and may vary from actual results. The company considers the following three accounting policies to be both those most important to the portrayal of its financial condition and that require the most subjective judgment. If actual results differ significantly from management's estimates and projections, there could be a material effect on the company's financial statements.

Inventory Valuation Allowances

Inventory is valued net of allowances for unsalable or obsolete raw materials, work-in-process and finished goods. Allowances are determined quarterly by comparing inventory levels of individual materials and parts to historical usage rates, current backlog and estimated future sales and by analyzing the age of inventory, in order to identify specific components of inventory that are judged unlikely to be sold. In addition to this specific identification process, statistical allowances are calculated for remaining inventory based on historical write-offs of inventory for salability and obsolescence reasons. Inventory is written off in the period in which disposal occurs. Actual future write-offs of inventory for salability and obsolescence reasons may differ from estimates and calculations used to determine valuation allowances due to changes in customer demand, customer negotiations, technology shifts and other factors.

Investment Valuation

In connection with its valuation of its equity investments, TI conducts a quarterly impairment review of its individual public and private equity investments, which are made up primarily of investments in the technology sector, with Micron Technology, Inc. (Micron) common stock accounting for 69% of the investments at December 31, 2002. This review considers historical and projected financial performance, public market data and recent funding events of each entity in which an investment is held. Investments are written down to a new cost basis when management expects a decline to be other-than-temporary. Criteria used include whether the investment has had a market value below its cost basis over an extended period of time and whether the entity has experienced consistent declines in financial performance or difficulties in raising capital to continue operations. Actual results may vary from estimates due to the uncertainties regarding the projected financial performance of investments, the severity and expected duration of declines in value, and the available liquidity in the capital markets to support the continuing operations of the entities in which TI has investments, all of which affect the application of this investment valuation policy.

Distributor Allowances

TI recognizes revenue from sales to distributors of the company's products upon delivery of product to the distributors, in accordance with Staff Accounting Bulletin 101. Distributor revenue is recognized net of allowances, which are quarterly management estimates based on analysis of historical data in accordance with SFAS No. 48. According to the terms of individual distributor agreements, a distributor may return products that are currently recommended for end-product design and included on an approved product listing maintained by the company. The distributor can return the product up to a maximum amount specified in the agreement with the placement of offsetting orders for an equivalent amount of product at the same time. The offsetting orders must be non-cancelable, requested for immediate delivery and not subject to change. In addition, in response to specific competitive situations encountered by distributors, the company may grant distributors adjustments applied to their account; however, pricing to the distributor is not changed. When the company determines that a product may become obsolete, it offers distributors an opportunity to return that product within two months of the obsolescence notification. Allowances, which are recorded as a liability, are calculated based on historical return data and current economic conditions. Actual results may vary from the estimate for allowances due to the uncertainty in the marketplace and variability in these practices of distributor returns and credits.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The U.S. dollar is the functional currency for financial reporting. In this regard, the company uses forward currency exchange contracts to minimize the adverse earnings impact from the effect of exchange rate fluctuations on the company's non-U.S. dollar net balance sheet exposures. For example, at year-end 2002, the company had forward currency exchange contracts outstanding of $314 million (including $201 million to buy euros, $37 million to sell yen and $20 million to buy Singapore dollars). Similar hedging activities existed at year-end 2001. Because most of the aggregate non-U.S. dollar balance sheet exposure is hedged by these exchange contracts, a hypothetical 10% plus or minus fluctuation in non-U.S. currency exchange rates would not be expected to have a material earnings impact, e.g., based on year-end 2002 balances and rates, a pretax currency exchange gain or loss of $2 million.

The company's long-term debt has a fair value, based on current interest rates, of approximately $1320 million at year-end 2002 ($1298 million at year-end 2001). Fair value will vary as interest rates change. The following table presents the aggregate maturities and historical cost amounts of the debt principal and related weighted-average interest rates by maturity dates at year-end 2002:

	Millions of Dollars						
Maturity Date	U.S. Dollar Fixed-Rate Debt	Average Interest Rate	Euro Fixed-Rate Debt	Average Interest Rate	Fair Value U.S. Dollar Interest Rate Swaps	Average Pay Rate	Average Receive Rate
2003	$ 384	5.46%	$25	4.74%	—	—	—
2004	401	6.99%	24	4.69%	$ 2	3.61%	7.00%
2005	—	—	8	4.01%	—	—	—
2006	300	6.12%	—	—	40	1.71%	6.86%
2007	44	8.75%	—	—	3	1.38%	5.01%
Thereafter	11	6.20%	—	—	—	—	—
	$1,140	6.31%	$57	4.62%	$45	1.92%	6.67%

Total long-term debt historical cost amount at year-end 2002 was $1242 million.

The company has three interest rate swaps that change the characteristics of the interest payments on the underlying notes ($50 million of 7.0% notes due 2004, $300 million of 6.125% notes due 2006 and $43 million of 8.75% notes due 2007) from fixed-rate payments to short-term LIBOR-based variable rate payments in order to achieve a mix of interest rates on the company's long-term debt which, over time, is expected to moderate financing costs. The effect of these three interest rate swaps was to decrease interest expense by $18 million in 2002. The year-end 2002 effective interest rates for the notes, including the effect of the swaps, was approximately 3.72% for the $50 million of notes due 2004, 1.07% for the $300 million of notes due 2006 and 5.12% for the $43 million of notes due 2007. These swaps are sensitive to interest rate changes. For example, if short-term interest rates increase (decrease) by one percentage point from year-end 2002 rates, annual pretax interest expense would increase (decrease) by $4 million.

The company's cash equivalents, short-term investments and long-term cash investments are debt securities with remaining maturities within three months (cash equivalents), beyond three months and within 13 months (short-term investments) and beyond 13 months and within 24 months (long-term cash investments). Their aggregate fair value and carrying amount was $3960 million at year-end 2002 ($3143 million at year-end 2001). Fair value will vary as interest rates change. The following table presents the aggregate maturities of cash equivalents, short-term investments and long-term cash investments, and related weighted-average interest rates by maturity dates at year-end 2002:

	Millions of Dollars	
Maturity Date	Cash Equivalents, Short-Term Investments and Long-Term Cash Investments	Average Interest Rate
2003	$2,744	2.42%
2004	$1,216	2.90%

The company's equity investments at year-end 2002 consisted of the following (items at year-end 2001 were similar):

- Equity investments—include publicly traded and private investments, consisting primarily of 57 million Micron common shares.
- TI Ventures—a venture fund that invests in companies involved in the development of new markets. As of year-end 2002, investments were held in companies focused on next-generation applications of digital signal processors and other technologies and markets strategic to TI.
- Other investments—consist of mutual funds that are acquired to generate returns that offset changes in certain liabilities related to deferred compensation arrangements. The mutual funds hold a variety of debt and equity investments.

The equity investments (fair value of $673 million) and venture fund (fair value of $33 million) are sensitive to equity price changes. For example, if prices of the equity investments increase or decrease 10%, the company would record an increase or decrease in stockholders' equity, net of tax, of $44 million. Similarly, if prices of the venture fund investments increase or decrease 10%, the company would record an increase or decrease in stockholders' equity, net of tax, of $2 million. Changes in prices of the other investments (fair value of $102 million) are expected to offset related changes in deferred compensation liabilities such that a 10% increase or decrease in investment prices would not affect operating results.

2001 RESULTS OF OPERATIONS COMPARED WITH 2000

2001 was a difficult year, with TI's financial results being impacted by a combination of weak electronic end-equipment demand and excess customer inventories, resulting in reduced demand for its breadth of semiconductor products, particularly during the first three quarters. The lower revenue levels TI experienced during 2001 as compared with 2000 and 1999 resulted in underutilized semiconductor manufacturing capacity, which had a negative impact on its cost of revenue, thereby negatively affecting TI's profit from operations. Despite the harsh environment, TI made great strides in increasing its customer focus and technology leadership with aggressive R&D and equipment upgrades. TI emerged from the trough of the downturn stronger. For example, it was the only company shipping DSPs that operate at 600 megahertz, twice that of its nearest competitor. TI began shipping copper-based products, ramped up 130-nanometer process technology and installed its first 300-millimeter wafer production line. At the same time, TI maintained a strong balance sheet and took actions that cut about $600 million out of TI's costs on an annualized basis. TI decreased accounts receivable to $1078 million, resulting in a reduction of days sales outstanding to 54 at the end of 2001, compared with 61 at the end of 2000. Days of inventory were reduced to a three-year low of 49 at the end of 2001, compared with 70 at the end of 2000.

TI's fourth-quarter 2001 financial results were driven by the resumption of revenue growth in its Semiconductor business after three consecutive quarters of decline.

Summary of 2001 Financial Results

For the year 2001, TI reported the following:

- Net revenue was $8201 million, down 31 percent from $11,875 million in 2000 due to the weak semiconductor market.
- Semiconductor revenue was $6784 million, down 34 percent from $10,284 million in 2000.
- Cost of revenue was $5824 million or 71.0 percent of revenue compared to $6120 million or 51.5 percent in 2000. Cost of revenue decreased primarily due to decreased Semiconductor revenue. Cost of revenue decreased less than revenue reflecting underutilization of Semiconductor manufacturing capacity.
- Gross profit was $2377 million, down from $5755 million in 2000 due to lower Semiconductor revenue, reduced Semiconductor factory utilization and higher restructuring charges in 2001. As a result, gross profit margin decreased by 19.5 percentage points to 29.0 percent.
- R&D expense decreased to $1598 million, compared with $1747 million in 2000, primarily due to acquisition-related charges for in-process R&D in 2000. R&D expense as a percent of revenue increased 4.8 percentage points compared to 2000 due to lower revenue in 2001.
- SG&A expense was $1361 million, down from $1669 million in 2000 primarily due to savings resulting from restructuring and spending controls. SG&A expense as a percent of revenue increased 2.5 percentage points compared to 2000 due to lower revenue in 2001.
- Loss from operations was $582 million, a decrease of $2921 million from $2339 million of operating profit in 2000 due to lower gross profit.
- OI&E decreased $2097 million, primarily due to a gain on the sale of Micron common stock in the year 2000.
- The effective tax rate was 53 percent. Various tax benefits, such as the credit for research activities, combined with the statutory corporate rate and the company's tax net operating loss, yielded an effective tax rate in excess of the 35 percent corporate statutory rate.

Orders were $6825 million, compared with $12,372 million in 2000, due to the weak semiconductor market.

Additional information appears below under the heading Special Charges, Gains and Other Items.

Semiconductor

For the year, Semiconductor revenue was $6784 million down 34 percent from 2000, due to weakness across most Semiconductor product areas.

In 2001, Analog revenue decreased at a slightly lower percentage rate than total Semiconductor revenue. About 40 percent of total Semiconductor revenue came from Analog. The percentage decrease in DSP revenue was also slightly less than in total Semiconductor revenue. About 25 percent of total Semiconductor revenue came from DSP. TI's other Semiconductor revenue decreased at a slightly higher percentage rate than total Semiconductor revenue. In each instance, the decrease was due to broad-based weakness in demand.

In 2001, Semiconductor revenue in key markets was as follows:

- Wireless revenue decreased at a slightly higher percentage rate than total Semiconductor revenue. About 20 percent of total Semiconductor revenue came from wireless.
- Revenue from TI's catalog products, composed of high-performance analog and catalog DSP, decreased at a slightly higher percentage rate than total Semiconductor revenue. About 15 percent of total Semiconductor revenue came from catalog products.
- Broadband communications revenue, which includes DSL and cable modems, increased significantly compared to 2000. About 5 percent of total Semiconductor revenue came from broadband communications.

Gross profit was $2129 million, or 31.4 percent of revenue, compared with $5309 million and 51.6 percent in 2000. The decrease from 2000 was due to lower revenue and reduced factory utilization in 2001.

For the year, the operating loss in 2001 was $155 million, compared with a profit of $2607 million in 2000 due to lower gross profit.

For the year, Semiconductor orders declined 50 percent, to $5440 million.

Sensors & Controls

For the year, Sensors & Controls revenue fell 7 percent to $958 million from $1030 million in 2000, due to weakness in control markets.

Gross profit was $301 million, or 31.4 percent of revenue, compared with $311 million and 30.2 percent in 2000. The decrease in gross profit from 2000 was due to lower revenue in 2001 partially offset by manufacturing cost reductions.

Operating profit was up 1 percent to $192 million in 2001. Operating margin for the year was 20.1 percent of revenue, up from 18.5 percent in 2000, primarily due to manufacturing cost reductions and lower spending.

Educational & Productivity Solutions

For the year, E&PS revenue increased 4 percent to $465 million from $446 million in 2000, due to increased sales of educational graphing products.

Gross profit was $236 million, or 50.7 percent of revenue, compared with $216 million and 48.4 percent in 2000. The increase in gross profit from 2000 was due to improved product mix associated with increased sales of graphing calculators.

Operating profit was up 19 percent in 2001, to $132 million. Operating margin in 2001 increased 3.5 percentage points, to 28.4 percent of revenue, primarily due to higher gross profit.

Financial Condition

In 2001, cash and cash equivalents plus short-term investments and long-term cash investments decreased by $652 million to $3351 million, primarily due to capital expenditures. Cash flow from operations was $1819 million. Free cash flow (cash flow from operations minus capital expenditures) was $29 million.

Accounts receivable decreased from $2065 million at the end of 2000 to $1078 million due to lower fourth-quarter 2001 revenue when compared to fourth-quarter 2000 revenue. Days sales outstanding were 54 days at the end of 2001 compared with 61 days at the end of 2000.

For 2001, inventory decreased from $1233 million at the end of 2000 due to the outlook for lower revenue in first-quarter 2002 when compared to first-quarter 2001 revenue. Days of inventory were 49 days at the end of 2001 compared with 70 days at the end of 2000.

Capital expenditures totaled $1790 million in 2001, compared with $2762 million in 2000 due to lower manufacturing equipment purchases. During 2001, the company completed the initial phase of its most advanced wafer fabrication facility and upgraded three analog fabrication facilities to 200-millimeter wafers.

Depreciation for 2001 was $1599 million, compared with $1216 million in 2000.

At the end of 2001, the debt-to-total-capital ratio was 0.10, unchanged from 2000. This ratio reflects the company's view that it is prudent to maintain a low debt level considering the volatile nature of the semiconductor industry.

SPECIAL CHARGES, GAINS AND OTHER ITEMS

Semiconductor Severance Action: In late 2002, the company announced a plan to involuntarily terminate about 500 employees, primarily in manufacturing operations, to align resources with market demand. In the third and fourth quarters of 2002, the company terminated 54 and 434 employees, respectively. Of the total 488 employees terminated, 450 were in U.S. locations while the remaining employees were in some of the company's international locations. The company recorded net pretax charges of $17 million in severance and benefit costs, of which $11 million was included in cost of revenue, $4 million in selling, general and administrative expense, and $2 million in research and development expense. The projected savings from the cost-reduction plan were estimated to be an annualized $30 million, predominantly comprised of payroll and benefits savings. As of December 31, 2002, all employees have been terminated and a balance of $9 million of severance and benefit costs remains to be paid. Payments are expected to be completed in 2003.

In the first quarter of 2001, the company began an aggressive worldwide cost-reduction plan to limit the impact of reduced revenue on profitability. The elements of the cost-reduction plan were a voluntary retirement program, involuntary terminations and the consolidation of certain manufacturing operations including the closing of three Semiconductor facilities in Santa Cruz, California; Merrimack, New Hampshire; and Tustin, California. The projected savings from the cost-reduction plan were estimated to be an annualized $600 million, predominantly comprised of payroll and benefits savings. Since the 5724 affected employees have terminated and the three facilities are closed, the savings from this cost-reduction plan are being realized. The 5724 affected employees were primarily in manufacturing operations.

Voluntary/Involuntary Programs in U.S.: In the first quarter of 2001, the company announced a voluntary retirement program and a plan to involuntarily terminate employees in some of its U.S. locations. Of the total 5724 affected employees, 329 were in the company's location in Massachusetts and 2038 were in other U.S. locations, primarily in Texas. The company recorded net pretax charges of $153 million in severance and benefit costs, of which $107 million was included in cost of revenue, $48 million in selling, general, and administrative expense, $1 million in research and development expense, and $3 million in other income. The savings from this element of the cost-reduction plan were estimated to be an annualized $290 million. As of December 31, 2002, all employees have been terminated, all payments are complete and no balance remains.

Semiconductor Site Closings in U.S.: In the first and second quarters of 2001, the company announced a plan to consolidate certain manufacturing operations resulting in the closing of three Semiconductor facilities. Of the total 5724 affected employees, 1159 were in the company's locations in California and New Hampshire. The company recorded net pretax charges of $88 million, of which $31 million was for severance and benefit costs, $46 million was for the acceleration of depreciation on the facilities' assets over the remaining service life of the sites, and $11 million was for various other payments. Of the $31 million severance and benefit costs, $27 million was included in cost of revenue, and $4 million was included in selling, general, and administrative expense. The remaining $57 million of charges were included in cost of revenue. The savings from this element of the cost-reduction plan were estimated to be an annualized $170 million. As of December 31, 2002, all three facilities have been closed, all employees have been terminated, and a balance of $3 million of severance and benefit costs remains to be paid. Payments are expected to be completed in 2003. One of the facilities was sold in the fourth quarter of 2001 and the other two facilities are being marketed for sale.

In 2002, the company continued to record acceleration of depreciation of $15 million on the Semiconductor facility in New Hampshire. This acceleration of depreciation was included in cost of revenue. In addition, $5 million of additional severance and benefit costs was recorded related to these facility closings. The $5 million was included in cost of revenue. As of December 31, 2002, payments are complete and no balance remains.

Semiconductor International Restructuring Actions: In the first quarter of 2001, the company announced a voluntary retirement program and a plan to involuntarily terminate employees in some of its international locations. Of the total 5724 affected employees, 471 were in the company's locations in Europe, 1075 were in the company's locations in Asia and 652 were in the company's locations in Japan. The company recorded net pretax charges of $116 million of severance and benefit costs, of which $56 million was included in cost of revenue, $48 million was included in selling, general, and administrative expense, and $12 million was included in research and development expense. The savings from this element of the cost-reduction plan were estimated to be an annualized $140 million. As of December 31, 2002, all employees have been terminated and a balance of $29 million of severance and benefit costs remains to be paid. Payments are expected to continue through 2007, of which $13 million is to be paid in 2003, $5 million in 2004, $5 million in 2005, and $3 million in both 2006 and 2007.

In 2000, the company recorded restructuring charges related to a site closing and various severance actions.

Sensors & Controls Site Closing: In the first quarter of 2000, the company recorded net pretax charges of $13 million, associated with the closing of the Sensors & Controls manufacturing facility in Versailles, Kentucky. Of the $13 million charge, $12 million was for severance for the elimination of 480 jobs. The savings from this element of the cost-reduction plan were estimated to be an annualized $10 million. As of December 31, 2002, all severance costs had been paid. Of the $13 million charge, $9 million is included in cost of revenue, and $4 million is in selling, general and administrative expense.

Semiconductor and Sensors & Controls Severance Actions: In the third quarter of 2000, the company recorded net pretax charges of $19 million for several Semiconductor and Sensors & Controls restructuring actions in the company's locations in the U.S., Japan, and Europe. The $19 million was for severance charges associated with the reduction of 432 jobs. The savings from this element of the cost-reduction plan were estimated to be an annualized $31 million. As of December 31, 2002, $17 million of severance costs had been paid. Of the $19 million net charge, $12 million is included in cost of revenue, and $7 million is in selling, general and administrative expense.

Educational & Productivity Solutions Severance Action: In the fourth quarter of 2000, the company recorded a net pretax charge of $3 million, included in selling, general and administrative expense, for severance actions by Educational & Productivity Solutions affecting 51 jobs in its European and U.S. locations. The savings from this element of the cost-reduction plan were estimated to be an annualized $6 million. At December 31, 2001, this action was complete and all severance costs had been paid.

Prior Actions: In years prior to 2000, actions were taken to terminate employees primarily in the company's European locations. There were also restructuring reserves booked for the closing of a facility in Texas and for a warranty associated with the sale of the company's software business unit. At the beginning of 2002, this reserve balance was $37 million. In 2002, the Texas facility was sold and the warranty period expired. As a result, the $8 million Texas facility reserve was reversed, the $20 million warranty reserve was reversed and $6 million of severance was paid. As of December 31, 2002, a balance of $3 million in severance and benefit costs remains to be paid. Payments are expected to continue through 2004, of which $2 million is to be paid in 2003 and $1 million in 2004.

The following is a reconciliation of individual restructuring accruals (in millions of dollars).

			2000			2001			2002	
Description*	**Total**	**Balance, prior actions primarily severance and business divestiture-related**	**S&C site closing**	**SC and S&C actions**	**E&PS severance action**	**Voluntary/ involuntary program in U.S.**	**SC site closings in U.S.**	**SC international restructuring actions**	**SC site closings in U.S.**	**SC severance action**
BALANCE DECEMBER 31, 1999	$ 76	$ 76								
CHARGES:										
Severance charges	34		$12	$19	$ 3					
Various charges	1		1							
DISPOSITIONS:										
Severance payments	(26)	(16)	(1)	(9)						
Various payments	(2)	(2)								
Non-cash change in estimates	(13)	(12)	(1)	—	—					
BALANCE DECEMBER 31, 2000	70	46	11	10	3					
CHARGES:										
Severance charges	293					$ 149	$ 31	$113		
Non-cash write-down of assets	46						46			
Various charges	18					4	11	3		
DISPOSITIONS:										
Severance payments	(258)	(9)	(9)	(8)	(3)	(136)	(16)	(77)		
Non-cash write-down of assets	(46)						(46)			
Various payments	(3)						(3)			
Non-cash change in estimates	(1)	—	—	(1)	—	—	—	—		
BALANCE DECEMBER 31, 2001	119	37	2	1	—	17	23	39		
CHARGES:										
Non-cash acceleration of depreciation	**15**								**$ 15**	
Severance charges	**22**								**5**	**$17**
DISPOSITIONS:										
Sale of facility	**(8)**	**(8)**								
Non-cash transfer to accumulated depreciation	**(15)**								**(15)**	
Non-cash change in estimates	**(23)**	**(20)**					**(3)**			
Severance payments	**(65)**	**(6)**	**(2)**	**—**	**—**	**(17)**	**(17)**	**(10)**	**(5)**	**(8)**
BALANCE DECEMBER 31, 2002	**$ 45**	**$ 3**	**$—**	**$ 1**	**$—**	**$ —**	**$ 3**	**$ 29**	**$ —**	**$ 9**

Note: All charges/dispositions are cash items unless otherwise noted.

*Abbreviations

SC = Semiconductor Business
S&C = Sensors & Controls Business
E&PS = Educational & Productivity Solutions Business

Other items include the following (in millions of dollars):

	2002	2001	2000
Amortization of acquisition-related intangibles	**$115**	$229	$ 160
Income tax expense adjustment	—	68	(69)
Purchased in-process research and development	**1**	—	112
Write-down of Micron common stock	**638**	—	—
Gain on sale of Micron common stock	—	—	(1,636)
Gain on sale of business units	—	—	(144)
Pooling of interests transaction costs	—	—	50
Other	—	(9)	6
Total	**$754**	$288	$(1,521)

Quarterly Financial Data

	Millions of Dollars, Except Per-share Amounts			
	1st	2nd	3rd	4th
2002				
Net revenue	**$1,827**	**$2,162**	**$2,248**	**$2,146**
Gross profit	**611**	**856**	**835**	**768**
Profit (loss) from operations	**(44)**	**155**	**109**	**67**
Net income (loss)	**$ (38)**	**$ 95**	**$ 188**	**$ (589)**
Diluted earnings (loss) per common share	**$ (.02)**	**$ .05**	**$ .11**	**$ (.34)**
Basic earnings (loss) per common share	**$ (.02)**	**$ .05**	**$ .11**	**$ (.34)**

	Millions of Dollars, Except Per-share Amounts			
	1st	2nd	3rd	4th
2001				
Net revenue	$2,528	$2,037	$1,849	$1,786
Gross profit	1,023	514	425	415
Profit (loss) from operations	229	(298)	(245)	(269)
Net income (loss)	$ 230	$ (197)	$ (117)	$ (116)
Diluted earnings (loss) per common share	$ .13	$ (.11)	$ (.07)	$ (.07)
Basic earnings (loss) per common share	$ .13	$ (.11)	$ (.07)	$ (.07)

Results for the first quarter of 2002 include a special charge of $17 million net of which $14 million was for restructuring charges primarily related to the closing of the Semiconductor manufacturing facility in Merrimack, New Hampshire. Second quarter results include a special gain of $16 million net, of which $20 million was for the reversal of a warranty reserve taken against the gain on the sale of the software business unit in 1997, because the warranty period expired. Results for the fourth quarter of 2002 include a $638 million write-down due to an other-than-temporary decline in value below cost basis in the company's holdings in Micron common stock acquired in connection with the sale of its memory business unit to Micron in 1998, and $17 million of net special charges for severance and benefit costs, of which $13 million is associated with the reduction of 434 jobs, primarily in manufacturing operations, to align resources with market demand.

Results for the first quarter of 2001 include a special charge of $50 million net associated with the first-quarter acceptances under the U.S. voluntary retirement program, restructuring in international Semiconductor locations and the closing of a Semiconductor manufacturing facility in Santa Cruz, California. The second quarter of 2001 includes a charge of $252 million net of which $214 million was severance and benefit costs for the worldwide cost-reduction program and $35 million relates to restructuring charges for the closing of three Semiconductor facilities (Merrimack, New Hampshire; Tustin, California; and Santa Cruz, California), and a $68 million increase to the income tax provision to adjust to the expected tax rate for the year. Third quarter 2001 results include a charge of $37 million net, of which $19 million was severance and benefit costs for the worldwide cost-reduction program and $16 million relates to restructuring charges for the closing of the three Semiconductor facilities named above. Fourth quarter 2001 includes a gain of $9 million from the sale of two facilities and a charge of $18 million net, of which $14 million was for restructuring charges primarily related to the closing of the Semiconductor manufacturing facility in Merrimack, New Hampshire, and $4 million was severance and benefit costs for the worldwide cost-reduction program.

Diluted earnings per common share are based on average common and dilutive potential common shares outstanding (1,731.6 million shares and 1,734.4 million shares for the fourth quarters of 2002 and 2001). Consistent with other quarters in which a loss was incurred, the diluted earnings per share computation for the fourth quarters of 2002 and 2001 excludes stock options because their effect would have been antidilutive.

Common Stock Prices and Dividends

TI common stock is listed on the New York Stock Exchange and traded principally in that market. The table below shows the high and low prices of TI common stock as reported by Bloomberg L.P. and the dividends paid per common share for each quarter during the past two years.

	Quarter			
	1st	2nd	3rd	4th
Stock prices:				
2002 High	**$35.94**	**$34.86**	**$27.25**	**$21.45**
Low	**25.28**	**22.15**	**14.21**	**13.10**
2001 High	$54.69	$42.91	$38.50	$34.50
Low	28.25	26.26	20.10	22.75
Dividends paid:				
2002	**$.0213**	**$.0213**	**$.0213**	**$.0213**
2001	$.0213	$.0213	$.0213	$.0213

Reconciliation from GAAP to Pro Forma – Excluded Items

(In millions of dollars, except per-share amounts)

	2001	**2002**
Net revenue	$ —	**$ —**
Cost of revenue	285	**61**
Gross profit (loss)	(285)	**(61)**
Research and development	76	**52**
Selling, general and administrative	225	**39**
Profit (loss) from operations	(586)	**(152)**
Other income (expense) net	11	**(620)**
Interest on loans	—	**—**
Income (loss) before income taxes	(575)	**(772)**
Provision (benefit) for income taxes	(169)	**(41)**
Net income (loss)	$ (406)	**$ (731)**
Diluted earnings (loss) per common share	$ (.24)	**$ (.42)**
Weighted average shares (millions)	(46)	**(34)**

Items Excluded from GAAP to Prepare Pro Forma Income Information – 2002

(In millions of dollars)

	COR	R&D	SG&A	OI&E	Tax	**Total**
Restructuring charges	$ (23)	$ (2)	$ (9)			**$ (34)**
Acquisition-related cost amortization	(36)	(49)	(30)			**(115)**
Write-down of investment in Micron common stock				$ (638)		**(638)**
Provision for income tax					$ 41	**41**
Purchased in-process R&D		(1)				**(1)**
Reversal of warranty reserve				20		**20**
Disposal of facilities	(2)			(2)		**(4)**
Total	$ (61)	$ (52)	$ (39)	$ (620)	$ 41	**$ (731)**

COR = Cost of revenue
R&D = Research and development
SG&A = Selling, general and administrative
OI&E = Other income (expense) net
( ) = Expense excluded

Board of Directors, Executive Officers and TI Fellows

DIRECTORS

Thomas J. Engibous
Chairman of the Board, President and
Chief Executive Officer

James R. Adams
Retired Chairman of the Board,
Texas Instruments; Retired Group President,
SBC Communications Inc.

David L. Boren
President, The University of Oklahoma

James B. Busey IV
Retired Admiral, U.S. Navy

Daniel A. Carp
Chairman of the Board and
Chief Executive Officer,
President and Chief Operating Officer,
Eastman Kodak Company

Gerald W. Fronterhouse
Investments

David R. Goode
Chairman of the Board, President and
Chief Executive Officer,
Norfolk Southern Corporation

Wayne R. Sanders
Retired Chairman of the Board,
Kimberly-Clark Corporation

Ruth J. Simmons
President, Brown University

EXECUTIVE OFFICERS

Thomas J. Engibous
Chairman of the Board, President and
Chief Executive Officer

Richard K. Templeton
Executive Vice President and
Chief Operating Officer

William A. Aylesworth
Senior Vice President and
Chief Financial Officer

Gilles Delfassy
Senior Vice President

Michael J. Hames
Senior Vice President

Joseph F. Hubach
Senior Vice President, Secretary and
General Counsel

Chung-Shing (C.S.) Lee
Senior Vice President

Stephen H. Leven
Senior Vice President

Gregg A. Lowe
Senior Vice President

Philip J. Ritter
Senior Vice President

Richard J. Schaar
Senior Vice President

Teresa L. West
Senior Vice President

Thomas Wroe, Jr.
Senior Vice President

TI FELLOWS

A TI Fellow is a scientist or technologist who is recognized by his or her peers and TI management for outstanding performance. Fellows are elected based on exceptional technical contributions that have significantly contributed to TI shareholder value.

TI Principal Fellow announced in 2002:
Gene A. Frantz

TI Senior Fellow announced in 2002:
Duy-Loan Le

TI Fellows announced in 2002:
Sanjive Agarwala
Ajith Amerasekera
R. Allen Bowling
Kenneth M. Butler
Marco Corsi
Marc Couvrat
Peter Nelson Ehlig
Bruce E. Flinchbaugh
Yves Masse
Marc Mydill
Jose Ramon
Ron Ross
Ross E. Teggatz

Stockholder and Other Information

SEC Form 10-K
Stockholders may obtain a copy of the company's annual report to the Securities and Exchange Commission on Form 10-K (except for exhibits) and its audited financial statements without charge by writing to:
Manager of Investor Relations
P.O. Box 660199, MS 8657
Dallas, TX 75266-0199

Stock Exchange Listings
The common stock of Texas Instruments Incorporated is listed on the New York Stock Exchange and Swiss stock exchanges.
Ticker symbol: TXN

Transfer Agent and Registrar
Computershare Investor Services, L.L.C.
2 North LaSalle Street
Chicago, IL 60602

Stockholder Records Information
Computershare Investor Services, L.L.C.
Shareholder Communications
P.O. Box A3504
Chicago, IL 60690-3504
Toll Free: 800-981-8676
Phone: 312-360-5151
web.queries@computershare.com
www-us.computershare.com

Independent Auditors
Ernst & Young LLP
Dallas, Texas

Company Headquarters
Texas Instruments Incorporated
P.O. Box 660199
Dallas, TX 75266-0199
Phone: 972-995-2011
www.ti.com

Investor Information
Investor Relations
P.O. Box 660199, MS 8657
Dallas, TX 75266-0199
Phone: 972-995-3773

Financial/Product Literature and General Information
Toll Free: 800-336-5236
Phone: 972-995-6611
www.ti.com/irdocreq

Media Information
Media Relations
P.O. Box 660199, MS 8726
Dallas, TX 75266-0199
Phone: 214-480-6893

Environmental, Safety and Health Information
Environmental, Safety and Health
P.O. Box 655474, MS 3734
Dallas, TX 75265
Phone: 972-927-3141

The following are trademarks of Texas Instruments: OMAP, Digital Light Processing, DLP. Other trademarks are the property of their respective owners.

Safe Harbor Statement
"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This report includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by phrases such as TI or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import. Similarly, such statements in this report that describe the company's business strategy, outlook, objectives, plans, intentions or goals also are forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in forward-looking statements.

We urge you to carefully consider the following important factors that could cause actual results to differ materially from the expectations of the company or its management:
- Market demand for semiconductors, particularly for digital signal processors and analog chips in key markets such as telecommunications and computers;
- TI's ability to maintain or improve profit margins, including its ability to utilize its manufacturing facilities at sufficient levels to cover its fixed operating costs, in an intensely competitive and cyclical industry;
- TI's ability to develop, manufacture and market innovative products in a rapidly changing technological environment;
- TI's ability to compete in products and prices in an intensely competitive industry;
- TI's ability to maintain and enforce a strong intellectual property portfolio and obtain needed licenses from third parties;
- Consolidation of TI's patent licensees and market conditions reducing royalty payments to TI;
- Timely completion and successful integration of announced acquisitions;
- Economic, social and political conditions in the countries in which TI, its customers or its suppliers operate, including security risks, possible disruptions in transportation networks and fluctuations in foreign currency exchange rates;
- Losses or curtailments of purchases from key customers or the timing of customer inventory adjustments;
- Availability of raw materials and critical manufacturing equipment;
- TI's ability to recruit and retain skilled personnel;
- Fluctuations in the market value of TI's investments and in interest rates; and
- Timely implementation of new manufacturing technologies and installation of manufacturing equipment.

For a more detailed discussion of these factors, see the text under the heading "Cautionary Statements Regarding Future Results of Operations" in Item 1 of the company's most recent Form 10-K. The forward-looking statements included in this report are made only as of the date of publication (February 2003) and the company undertakes no obligation to update the forward-looking statements to reflect subsequent events or circumstances.

Texas Instruments Incorporated
P.O. Box 660199
Dallas, TX 75266-0199

www.ti.com

TI-30001D